Management's Discussion and Analysis

For the three-month period ended
June 30, 2026

Dated: August 14, 2026

(Expressed in Canadian Dollars)

Introduction

This Management Discussion and Analysis ("MD&A") is dated August 14, 2026 and is in respect of the three-month period ended June 30, 2026. The following discussion of the financial condition and results of operations of Zentek Ltd. (the "Company" or "Zentek") constitutes management's review of the factors that affected the Company's financial and operating performance for the three-month period ended June 30, 2026.

This discussion should be read in conjunction with the Company's condensed interim consolidated financial statements and corresponding notes to the condensed interim consolidated financial statements for the three-month period ended June 30, 2026, the most recently completed fiscal period, and MD&A and audited consolidated annual financial statements for the year ended March 31, 2026 (the "Annual Financial Statements").  The Company's condensed interim consolidated financial statements have been prepared using accounting policies consistent with IFRS Accounting Standards and International Accounting Standards 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") (collectively "IFRS Accounting Standards") have been condensed with certain disclosures from the Annual Financial Statements omitted.  Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars which is the Company's functional and reporting currency.

Additional information relating to the Company can be found under the Company's profile on SEDAR+ at www.sedarplus.ca.

Forward-Looking Statements

This MD&A and the documents incorporated into this MD&A contain "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (forward-looking information and forward-looking statements being collectively hereinafter referred to as "forward-looking statements"). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A or the dates of the documents incorporated herein, as applicable. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends", or variations of such words and phrases, or stating that certain actions, events or results "may" or "could", "would", "should", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, plans and future actions of the Company; statements relating to the business and future activities of the Company after the date of this MD&A; market position, ability to compete and future financial or operating performance of the Company after the date of this MD&A; statements based on the audited and unaudited financial statements of the Company; anticipated developments in operations; the timing and amount of funding required to execute the Company's development and business plans; intellectual property expenditures; capital and exploration and development expenditures; the effect on the Company of any changes to existing legislation or policy; government regulation of patent law or mining operations; the length of time required to obtain permits, certifications and approvals; markets for the Company's graphene related products and the ability to supply those markets; the success of exploration, development and mining activities; the geology of mineral properties; environmental risks; the availability of labour; demand and market outlook for precious metals and the prices thereof; progress in development of mineral properties; estimated budgets; currency fluctuations; requirements for additional capital; government regulation; limitations on insurance coverage; the timing and possible outcome of litigation in future periods; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; planned business activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

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Forward-looking statements are based on the beliefs of the Company's management, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, those risks outlined under the heading Risk and Uncertainties in this MD&A.

The list of risk factors set out in this MD&A is not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company, including, among other things, potential direct or indirect operational impacts resulting from infectious diseases or pandemics, from international or domestic conflicts or political crises, and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. In addition, recent events in the world economy and global financial and credit markets have resulted in high market and commodity volatility and a contraction in debt and equity markets, which could have a particularly significant, detrimental, and unpredictable effect on forward-looking statements. The Company does not intend and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all these reasons, the Company's securityholders should not place undue reliance on forward-looking statements.

Company Overview and Discussion of Operations

The Company was incorporated in Ontario, Canada as 1774119 Ontario Limited on July 29, 2008. Pursuant to Articles of Amendment dated November 24, 2009, the Company changed its name to "Zenyatta Ventures Ltd." On January 1, 2019, the Company filed Articles of Amendment changing its name from "Zenyatta Ventures Ltd." to "ZEN Graphene Solutions Ltd." On October 27, 2021 (effective October 28, 2021), the Company filed Articles of Amendment changing its name from "ZEN Graphene Solutions Ltd." to "Zentek Ltd." The common shares of the Company trade on the TSX Venture Exchange ("TSXV") under the symbol "ZEN" and in the United States on the Nasdaq Capital Market ("NASDAQ") under the symbol "ZTEK".

The Company commenced operations as a junior mineral exploration company focused primarily on mineral deposits in Northern Ontario, Canada. The Company was actively engaged in exploring mining projects and held an interest in exploration licenses on properties located north of Lake Superior and west of James Bay in Northern Ontario, Canada in the "Arc of Fire" area. The properties, located north of Lake Superior and southwest of James Bay in northeastern Ontario, Canada, were unpatented, non-contiguous, and consisted of nine claim blocks, including 234 claims comprised of 3,549 claim units over a total of 56,784 ha.

Within such claim blocks, the Company continued to hold a 100% undivided interest in Claim Block 4F, comprised of 521 mining claims (461 single-cell claims and 60 boundary-cell claims), which hosts an igneous-hosted, fluid-derived graphite deposit (the "Albany Graphite Project"). The Company did extensive work to determine potential uses for the graphite materials to be extracted from the Albany Graphite Project, including engaging in testing the properties of the graphite material and studies on graphene materials.

In May 2018, the Company began to focus resources on the research and development of graphene and related applications, which was supported by shareholders of the Company who voted in favour of a new Board of Directors with an interdisciplinary team to augment key management personnel with expertise in business, science, marketing, and government relations.

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In February of 2020, the Company opened a research facility in Guelph, Ontario, to support its university and industrial partners’ ongoing research and to scale-up production of graphene products.

On September 22, 2020, the Company announced, based on the results from a report to the Company dated September 18, 2020, from the ImPaKT Centre at the University of Western Ontario entitled "Zen Graphene - Lab Test Report No. Z03-092020", the development and successful testing of a now patented GO/silver compound that showed to be highly effective against enveloped virus surrogates, suggesting general efficacy against such viruses as SARS-CoV-2. On December 22, 2020, the Company announced the successful testing at the Department of Microbiology at Mount Sinai Hospital/University Health Network of the GO/silver compound that also demonstrated efficacy against both gram-positive and gram-negative aerobic bacteria as well as against fungus/yeast, based on a report to the Company dated December 18, 2020, entitled "Evaluation of Graphene Oxide with Silver Cations (GO-Ag+) as an Antibacterial Agent against Respiratory Pathogens".  If the compound could be shown to be safe and effective, it could represent a breakthrough protective technology against pathogenic transmission in high traffic, highly sensitive, or medical environments featured in an array of different products e.g. Otolaryngology, Ophthalmology and intensive care units.

The Company filed patent applications relating to its antimicrobial coating, and on April 13, 2021, announced the brand name ZenGUARD ("ZenGUARD™") for such coating. On September 27, 2022, the Company announced that its patent application directed to the ZenGUARD™ technology for use on personal protective equipment ("PPE") and heating, ventilation, and air conditioning ("HVAC") had been allowed in Canada including all 54 claims made in the application, and on December 6, 2022, the patent was granted with a term until September 20, 2041.

Pursuant to a License Agreement dated September 22, 2020, between the Company and the University of Guelph, the Company holds the exclusive global rights to intellectual property regarding an electrochemical exfoliation ("ECE") process to produce graphene oxide ("GO").

On October 18, 2021, the TSXV changed the Company's classification from a "mining issuer" to an "industrial, technology, or life sciences issuer", which was approved by the shareholders of the Company on September 27, 2021, in accordance with the rules and policies of the TSXV.

On November 29, 2021, the Company was issued a Medical Device Establishment Licence ("MDEL") from Health Canada (licence number 18823). This licence permits the Company, as an establishment, to manufacture and distribute Class I medical devices in Canada, including devices incorporating the ZenGUARD™ coating, subject to compliance with the Medical Devices Regulations.

On May 23, 2023, the Company completed the transfer of the ownership of the Albany Graphite Project to a wholly owned subsidiary of the Company, Albany Graphite Corp. ("AGC") pursuant to a property purchase agreement dated April 24, 2023, as described in more detail under the heading "Albany Graphite Project" below. The Company does not require materials extracted from the Albany Graphite Project for its current business plans, although such materials could hold significant value to the Company in the future.

On June 12, 2023, the Company incorporated a wholly owned subsidiary, Triera Biosciences Ltd., and assigned to it all rights and obligations under the Company's exclusive, worldwide license agreement with McMaster University dated June 11, 2021 (as amended on June 23, 2023). Through this agreement, Triera holds exclusive global licensing rights to the aptamer-based technologies developed under the collaboration with McMaster University and included within the licensed patent portfolio.

Between 2024 and 2026 the Company commenced a strategic shift in how it intends to earn revenue.  The Company previously sold finished products in small volumes at low margin.  Currently the Company is more focused on licensing its proprietary coating technology to partners who fund their own manufacturing capacity, supplying coated media to filter converters who assemble the finished product, and performing paid development work for industrial customers.  The strategic shift was made because product sales at the Company’s volumes were not robust enough to offset the cost of the required regulatory and distribution work and because the Company recognized the potential value in licensing its formulations.  The strategic rest was set out in the shareholder letter and accompanying news release issued on January 29, 2026, each available under the Company’s profile on SEDAR+.

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On June 26, 2026, the Company formed Strategic Graphite Partners LLC ("Strategic Graphite Partners" or "JV"), a joint venture with ALO Graphite Partners LLC ("ALO Partners").  Strategic Graphite Partners was formed to establish a United States footprint for the Company's Albany ultra-high-purity graphite in energy, defence, and national-security markets.  The JV is 90% owned by Zentek USA Inc., a wholly-owned subsidiary of the Company, and 10% owned by ALO Partners, a company owned and controlled by Perkin Industries and Jeremy Roenick.

Intellectual Property

Portfolio Overview. As at June 30, 2026, the Company's intellectual property comprises patent families covering antimicrobial graphene-silver and graphene-oxide nanocomposites, including the ZenGUARD™ technology; anti-corrosion and intumescent coating additives; icephobic elastomer coatings; and multivalent aptamer constructs licensed from McMaster University. On May 5, 2026 (announced June 9, 2026), the United States Patent and Trademark Office issued U.S. Patent No. 12,616,206 covering the foundational graphene-based technology. The Company holds a ZenGUARD™ trademark family with registrations or applications in North America, Europe, South America, Africa and the Asia-Pacific region, together with the ZenARMOR™ and TRIERA™ marks at various stages of protection.

Why the Portfolio Matters. The Company's revenue model depends on licensing, and a license is worth only what the underlying patent will support. The portfolio is therefore the asset being sold rather than a defensive cost. The Company files in the jurisdictions where its target markets and partners are and allows filings outside those markets to lapse.

Portfolio Review. The Company and its external counsel are reviewing every patent family to identify issue fees, maintenance fees, national-phase deadlines and outstanding assignments, and to decide which families to maintain and which to let lapse. The decisions that carry the most weight are in the United States and Europe and concern the ZenGUARD™ and coating additive families and the licensed McMaster aptamer applications.

The Company files for quality rather than count. New filings, continuations and country selections are directed at technologies that support a product on the market, a development program under contract, or a licensing discussion already underway.

To support this objective, management is implementing a formal IP governance framework which includes:

• A centralized IP register;

• Clear accountability by business line; and

• Regular cross-functional reviews involving R&D, commercial, and legal teams to assess whether individual assets should be maintained, expanded, licensed, or discontinued.

The Company treats its patents and trademarks as revenue-generating assets. They are the foundation on which stands the Company’s business model of licensing formulations to partners, and the basis on which partners operating in regulated markets are prepared to rely on the Company's technology.

Current, Anticipated and Discontinued Operations

The Company's operations are set out below under three headings: (i) Current Business, (ii) Product & Business in Development, and (iii) Operations Previously Disclosed that the Company No Longer Intends to pursue.

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Current Business

Strategic Graphite Partners LLC. A joint venture formed on June 26, 2026, in which the Company's wholly owned subsidiary Zentek USA Inc. holds 90% and ALO Graphite Partners LLC holds 10%. The joint venture is engaged in United States customer engagement and material qualification, offtake discussions, industry and government relations, and the evaluation of federal and allied government funding opportunities. The Albany Graphite Project has not been contributed to the joint venture and remains wholly owned by the Company in Canada. Funding the joint venture's activities is an obligation of the Company. In connection with the formation of the joint venture the Company entered into consulting agreements under which two individuals associated with ALO Partners were each granted 50,000 stock options exercisable at C$0.56 per share over twenty-four months, vesting in tranches on ALO Partners achieving aggregate capital contribution milestones to the joint venture. The joint venture is pre-revenue.

Speciality Materials Platform.

Zentek develops graphene-based coatings and applies them at industrial scale. The Company operates a licensed and permitted coating and compounding facility at its leased premises in Guelph, Ontario. Material developed by the Company has been tested at the National Research Council of Canada, assessed by Health Canada and by the United States Environmental Protection Agency, and evaluated by independent testing laboratories. The Company also owns the Albany Graphite Project in northern Ontario, from which concentrate has been purified at bench scale to five-nines carbon purity of 99.9992%.

ZenGUARD™-coated surgical masks are manufactured by the Company at its Guelph facility following the acquisition of the mask manufacturing equipment on June 5, 2026; the equipment is being installed and commissioned, and the line is expected to be production-ready by the end of August 2026. Distributed in Canada by Henry Schein Inc., under an agreement that remains in effect and has generated recurring sales in each of the last three financial years, and by Southmedic Inc., under an agreement that remains in effect but under which no sales have been made. Medwell Solutions LLC holds United States distribution rights; no sales have been made under that agreement, and none are expected until the Company's 510(k) application for ZenGUARD™ Surgical Masks receives clearance from the United States Food and Drug Administration. Before the June 5, 2026 agreement to purchase masks were produced by a third-party manufacturer that ceased providing manufacturing services, and the Company sold the balance of its finished mask inventory.

ZenGUARD™-coated filter media for HVAC filtration are supplied to filter converters, which retain responsibility for filter assembly. On May 6, 2026, Health Canada confirmed that ZenGUARD™ Enhanced Air Filters are not subject to the Pest Control Products Act.

The Company recognized its first intellectual property development fee revenue of $42,500 in the third quarter of the year ended March 31, 2026.

How the Company Earns Revenue

The Company earns revenue in three ways. First, it licenses its coating formulations and process know-how to partners, who build and pay for their own coating and compounding capacity. Second, it supplies coated filter media to filter converters, who assemble and sell the finished filters. Third, it performs development work for industrial customers under contract, billed on milestones or on time and materials. A direct-to-consumer channel for finished ZenGUARD™ products is under evaluation and has not commenced.

Revenue recorded under this model to date is small. The first intellectual property development fee of $42,500 was recognized in the quarter ended December 31, 2025. Consolidated net sales for the three-month period ended June 30, 2026 were $Nil. On July 7, 2026, after the end of the quarter, the Company completed a validation and qualification program with Quality Filters Inc. and received a first commercial order from which sales of approximately US$40,000 will be recorded.

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The Company's assets are its intellectual property, its coating facility and the Albany Graphite Project. Its costs are the people and the regulatory work required to bring each of those to a point at which a partner will pay for access. The purpose of the licensing model is that the capital required to reach commercial scale is provided by the partner rather than by the Company.

During the reporting period, the Company continued to advance toward commercial production of its ZenGUARD™ coating at industrial scale for application to non-woven, spunbond polypropylene material to be used in surgical mask manufacturing and potentially on other materials and products including HVAC filters.

The Company developed ZenGUARD™ Enhanced Surgical Masks featuring its patented graphene coating. Independent testing by GAP Labs (May 2021) demonstrated increased viral filtration efficiency compared to uncoated masks. The Company received a Medical Device Establishment License from Health Canada (November 2021, license #18823) permitting manufacture and distribution of Class I medical devices including ZenGUARD™ coated products. Manufacturing was performed under contract by VMedCare, producing approximately 340,000 masks between December 2024 and February 2025. In January 2026, VMedCare notified the Company of its decision to discontinue manufacturing activities effective March 31, 2026. Following the VMedCare decision to discontinue manufacturing, the Company is evaluating alternative manufacturing options to maintain continuity of supply for its ZenGUARD™ product offerings.

On June 5, 2026, the Company entered into an agreement to acquire the mask manufacturing equipment from VMedCare along with some raw materials and packaging inventory items for $43,800 USD. The acquisition includes onsite training and the production of ZenGUARD™ masks. The equipment was safely delivered to the York Rd. manufacturing site in Guelph in July 2026 and is currently being installed and commissioned. The Company expects commissioning to be complete and the line to be production-ready by the end of August 2026.

The acquisition was undertaken to improve the Company's manufacturing cost base, consolidate the ZenGUARD™ mask value chain, and bring direct control of finished-product quality in-house. Bringing mask converting in-house alongside the existing coating operation removes third-party contract manufacturing costs from the unit cost of finished product, reduces reliance on a single external manufacturer, and shortens the production cycle between coating and finished goods. It also places mask converting within the Company's own ISO 13485:2016 and MDSAP certified quality management system, giving the Company direct control over process validation, lot release, traceability and change control for a Class I medical device, rather than depending on the systems of a third party.

This end-to-end model applies to masks. In HVAC, the Company's role remains the supply of ZenGUARD™ coated filter media to established filter converters, which retain responsibility for filter assembly and their own product certifications. The Company's investment in coating capability and quality systems supports both channels.

The equipment is being installed within the Company's existing leased York Rd. footprint, improving utilization of space already under lease and avoiding the capital and qualification cost of establishing a new facility.

The Company maintains distribution agreements with Henry Schein Inc. (“Henry Schein”) (dental practices in Canada, with potential US expansion subject to FDA approval), and Medwell Solutions LLC (“Medwell”) (United States, pending FDA clearance). The Henry Schein partnership has generated recurring and growing sales over three years. In Year 3 (April 2025 to March 2026), the Company shipped approximately 264,300 units (roughly 22,000 per month), generating gross sales of approximately $54,600, increases of approximately 13% in units and 12% in gross dollars over Year 2, achieved on one fewer order. Average order size grew approximately 32% year-over-year, from roughly 1.1 to 1.5 skid-equivalents, reflecting deeper per-order throughput rather than simply a higher order count. Status. The Medwell agreement remains in force, but no sales have been made pursuant thereto, and none are expected until the Company's 510(k) application receives clearance from the United States Food and Drug Administration.

The Company also maintains a distribution agreement with Southmedic Inc. for Canadian hospitals and medical facilities. While the agreement remains in force, to date no sales have been made pursuant thereto.

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ZenGUARD™ Compound - HVAC Filtration

On September 30, 2020, the Company first announced testing on ZenGUARD™ use for HVAC systems. On January 13, 2021, the Company announced that testing by a major Canadian certification company had confirmed that there was very little effect on air flow and pressure drop with a ZenGUARD™ treated filter compared to an untreated filter.  The Company spent approximately $60,000 on testing, including preliminary testing of ZenGUARD™ coated HVAC filter media for pressure drop and increased challenge bacterial filtration efficiency.

Further to the press release dated November 30, 2021, the Company announced that it was awarded a research and development test contract through the ISC Testing Stream Call for Proposals to test ZenGUARD™ coated HVAC filters with interest from three different units within the NRC.  The goal of the testing, conducted by CREM Co Laboratories with assistance from the Aerospace Research Centre, a department of the NRC was to demonstrate:  (i)  a net reduction in the airborne viral and bacterial load with ZenGUARD™ coating applied to standard filters; (ii)  no modifications required to existing HVAC systems to achieve (i) above; (iii) no reduction in air flow rates, which means air exchange rates in the space will be unchanged; and (iv) no reduction in the air quality as the ZenGUARD™ coating was tested to ensure it does not contribute particles into the air stream.

Phase 1 testing commenced in December 2021 after an extensive design process, calibration, and assessment of the testing rig, and involved the test rig being installed inside an aerobiology chamber to push air through HVAC filter material with test organisms to study how these live airborne organisms were reduced by the ZenGUARD™ coating.  Testing used multiple samples with repeated tests so that each filter's performance could be compared.  It was determined that all Phase 1 targets were met including sufficient reduction in live airborne test organisms, no significant shedding of the ZenGUARD™ coating and air flow rates that were not impacted by the coating.

On December 15, 2022, the Company announced the successful completion of Phase 2 HVAC filter testing and that the preliminary report from Phase 2 testing had been received.  The final report was received in January 2023 and announced on February 6, 2023.  The report notes a significant reduction in live airborne test organisms with ZenGUARD™ coating applied to standard HVAC filters without modification to existing HVAC systems, with no reduction in air flow rates or increasing energy use.  The testing demonstrated a reduction in live airborne bacteriophage surrogate contamination within a modular classroom environment, simulating a real-world environment.  The testing was performed at the NRC's purpose-build bioaerosol testing facility, designed, and built specifically for testing wet aerosolized droplets, which is the primary mechanism for the spread of disease in an indoor setting.

The Company has also consulted and tested with LMS Technologies ("LMS"), a United States-based air media and filter testing company providing testing services and product certification for filter manufacturers LMS' independent testing of ZenGUARD™ enhanced MERV 8 filters demonstrated a significant increase in both bacterial and viral filtration efficiency in line with or better than the results from the NRC.  The Company currently intends to continue to work to optimize configurations of HVAC filter materials coated with ZenGUARD™ technology at LMS to optimize its product and complete all testing and documentation required for regulatory submissions in Canada and the United States.  The Company has engaged Intertek Group plc to conduct a review of regulatory requirements in other geographies of interest.

On September 6, 2023, the Company announced the results of a study comparing the viral filtration efficiency ("VFE") of ZenGUARD™ enhanced MERV 9 filters with an uncoated MERV 9 filter.  The testing was performed by LMS, which specializes in the testing and certification of filter manufacturers across the world referring to the new American Society of Heating, Refrigerating and Air-Conditioning Engineers ("ASHRAE") standards for aerosolized particles and determining the impact of dust loading on VFE and particle filtration efficiency ("PFE") as per ASHRAE 52.2 testing standards.  Key findings of the study included:  (i) the VFE of ZenGUARD™ Enhanced Air Filters started with a significant advantage over equivalent non-coated filters, from 23.7% to 37.7%, a 59% enhancement or a 14% net gain overall, and, the VFE performance consistently increased faster for the ZenGUARD™ Enhanced Air Filters compared to the uncoated filters (at six months equivalent dust, loading, the VFE of the ZenGUARD™ Enhanced Air Filter was 85.6% compared to 55.2% for the uncoated filter, a 28.4$ net gain); (ii) the pressure drop remained consistent between ZenGUARD™ Enhanced Air Filters and uncoated filters as dust loading increased, indicating that ZenGUARD™ Enhanced Air Filters operated similarly to regular MERV 9 filters when tested for PFE, effectively removing particles across all size ranges.

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On September 11, 2023, the Company announced the results of a study conducted by ParticleOne Inc., an RWDL Ventures company.  The study evaluated the performance of ZenGUARD™ Enhanced Air Filter technology in comparison to a standard MERV 9 filter.  The study was conducted to assess the effectiveness of filters in removing infectious particles from the air and to determine the potential return on investment ("ROI") of enhanced viral filtration from using ZenGUARD™ technology.  The ParticleOne model ROI analysis indicated that the ZenGUARD™ enhanced MERV 9 filter resulted in a substantial reduction in annual absenteeism costs ($15,016.95) compared to a regular MERV 9 filter in an office space of 10,000 square feet with 75 occupants.

On December 8, 2023, the Company announced a distribution agreement with 1Click Heating and Cooling Inc. ("1Click"), a private HVAC company focused on the heat pump market, for ZenGUARD™ MERV 9 filters in various sizes and is expected to include other ZenGUARD™ enhanced MERV-rated filters in the future. This agreement will see 1Click utilize ZenGUARD™ filters for its regular customer service maintenance programs, along with making ZenGUARD™ filters available to customers from inventory held in various provinces. The Company's agreement with 1Click has an initial term of 2 years from the date of approval from the Pesticide Management Regulatory Agency and may be extended by mutual agreement of the parties. Following the revised Health Canada classification announced on May 6, 2026, no such approval will be issued.

On January 22, 2024, the Company announced the completion of a new study highlighting the potential energy emission and cost savings for commercial buildings adopting ZenGUARD™ Enhanced Air Filters.  By using ZenGUARD™ Enhanced Air Filters to control infectious aerosols instead of increasing the percentage of outside air to achieve a similar risk reduction, the Company estimates that a typical office space of 10,000 square feet with 75 occupants can reduce HVAC energy consumption by approximately 62%.

On May 7, 2024, the Company announced that it completed a case study based on the City of Toronto highlighting the economic and environmental benefits related to using MERV 9A filters compared to using MERV 13 filters.  The study quantifies cost savings and reductions in carbon emission and waste assuming the City of Toronto is currently using MERV 13 filters in all its buildings and switches to MERV 9A filters.  The study found potential savings of over $40 million stemming from significantly reduced labour costs due to filters being changed every six months rather than every three months, reduced expenditures on air filters from replacing filters every six months rather than every three months, reduced energy requirements and costs due to improved air flow and lower waste disposal costs from fewer filters being used.

On May 23, 2024, the Company announced that it had entered into a distribution agreement effective March 19, 2024, with DCL Supply Ltd., a private HVAC master product distributor. The initial term of the agreement is for one year, and it automatically renews for subsequent one-year terms unless 90 days’ notice is given by either party prior to renewal. The initial product to be distributed will be ZenGUARD™ Enhanced Air Filters for the HVAC market, This agreement allows DCL Supply Ltd. to distribute ZenGUARD™ Enhanced Air Filters through its distributor network serving numerous industrial, commercial and institutional clients within and across Canada.  Status.  The agreement remains in effect, renewing automatically for successive one-year terms unless notice is given.  Sales to date, none.

On June 12, 2025, the Company announced new independent test results comparing the viral filtration efficiency ("VFE") of ZenGUARD™ Enhanced Air Filters against the bacteriophage MS2 compared to equivalent Minimum Efficiency Reporting Value ("MERV")-rated filters without ZenGUARD™.  The testing was performed by the third-party ISO 17025:2017 certified lab LMS Technologies Inc. ("LMS"), which specializes in the testing and certification of filter Manufacturers across the world in line with American Society of Heating, Refrigerating and Air-Conditioning Engineers ("ASHRAE") standards.  The test results showed that the ZenGUARD™ Enhanced Air Filters achieved an average infectious aerosol removal efficiency of MS2 bacteriophage of 42% compared to an untreated filter, which achieved an average of 16%.  These strong results align with previous tests performed with bacteriophage Phi6, which is often used as a surrogate for SARS-CoV-2 and other enveloped viruses.  This milestone adds to the body of independent third-party testing of the ZenGUARD™ Enhanced Air Filter.  Based on these new test results using MS2 bacteriophage, the Company now has science-based, directly comparable data demonstrating that ZenGUARD™ is highly effective and is fully aligned with ASHRAE Standard 241 testing methodology. These results support the technical performance of the product but do not replace the need for registration or other authorization before marketing ZenGUARD™ Enhanced Air Filters in Canada or the United States.

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The Company had previously completed its Innovative Solutions Canada Testing Stream contract to validate ZenGUARD™ Enhanced Air filters as a safe and effective device.  As a result, the product is eligible for purchase by the Government of Canada through the Pathway to Commercialization opportunity.

Health Canada (PMRA) and United States EPA

On December 3, 2021, the Health Canada Pest Management Regulatory Agency ("PMRA") issued a preliminary position classifying ZenGUARD™ Enhanced Air Filters as pest control products under the Pest Control Products Act ("PCPA") subsection 2(1).  On October 31, 2024, the Company announced that it had withdrawn its submission to PMRA for its ZenGUARD™ Enhanced Air Filters.  On November 27, 2024, the Company announced its intention to add ZenGUARD™ Enhanced Air Filters as a Class 1 medical device under its existing MDEL similar to surgical masks.

On March 12, 2025, the Company announced that shelf-life efficacy testing has been completed on aged ZenGUARD™ Enhanced Air Filters, which is required for medical device compliance ZenGUARD™ Enhanced Air Filters were aged for 20 months prior to testing to establish the product's shelf life.  Viral filtration efficiency ("VFE") was unchanged after aging demonstrating that the ZenGUARD™ coating has a consistent performance over a duration of 20 months. Notwithstanding these technical results, commercial use of ZenGUARD™ Enhanced Air Filters in Canada remains subject to obtaining appropriate authorization under the PCPA as described above.

On March 24, 2025, the United States Environmental Protection Agency ("EPA") issued a written determination (M009 FIFRA Regulated Determination: Pesticide Determination, EPA File Symbol 103888PA1) that ZenGUARD™ Enhanced Air Filters are a pesticide under the U.S. Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA") and also constitute a pesticidal device. EPA reached this conclusion because the filters are treated with a silver-based coating and are promoted with viral filtration efficiency and other public-health claims. As a result, sale or distribution of ZenGUARD™ Enhanced Air Filters with pesticidal claims in the United States would require compliance with FIFRA, which may include registration of the product and its active ingredient(s) and approval of labelling. The Company is assessing the feasibility, cost and timing of any potential FIFRA registration pathway and has not yet filed a full registration application for ZenGUARD™ Enhanced Air Filters with EPA.

On April 29, 2025, the Company announced that the Forensic Services and Coroner's Complex ("FSCC") in Toronto Ontario, where Dexterra Group Inc. provides integrated facility management services, has issued a purchase order for the procurement of ZenGUARD™ Enhanced Air Filters to be used across its facility.

On June 26, 2025, the Company announced that it had received a letter from Health Canada noting that Health Canada was considering the classification of ZenGUARD™ Enhanced Air Filters and inviting the Company to submit additional information regarding the appropriate regulatory classification.

On March 4, 2026, the Company announced the initiation of a pilot evaluation program with Quality Filters Inc. ("Quality"), a U.S.-based manufacturer of HVAC and industrial air filtration products, to assess the integration of the Company's proprietary air filtration media technology into Quality's commercial product lines.

Over the course of the next several months, the Company corresponded with Health Canada making submissions and providing scientific evidence and positions in order to properly classify ZenGUARD™ Enhanced Air Filters.

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On May 6, 2026, the Company announced that it had received a revised classification by Health Canada's Pesticides Regulatory Directorate that ZenGUARD™ Enhanced Air Filters are not subject to regulation under the Pest Control Products Act.  The product is exempt under section 3(1)(a) of the Pest Control Products Regulations on the basis that it operates through a mechanical mode of action.  Based on the classification by Health Canada, the Company is now accepting commercial orders for ZenGUARD™ Enhanced Air Filters in Canada and is seeking to advance additional commercialization pathways, including licensing and the sale of ZenGUARD™ enhanced air filter media to participants in the HVAC supply chain.  ZenGUARD™ is the subject of an issued Canadian patent (granted 2022; term to 2041) covering its application to personal protective equipment and HVAC applications.

On May 13, 2026, the Company announced that ISC had added ZenGUARD™ Enhanced Air Filters to its Pathway to Commercialization source list.

On June 9, 2026, the Company announced that the United States Patent and Trademark Office had issued U.S. Patent No. 12,616,206 (the "Patent") covering the foundational graphene-based technology underlying the Company's ZenGUARD™ platform.  The Patent includes a 327-day extension to its enforceable term to compensate for examination delays.  The Patent is owned by Zentek Ltd., with Dr. Haddadi named as lead inventor alongside co-inventors.

The Company has spent approximately $701,500 on this project.

ZenGUARD™  Enhanced air filters and disposable surgical masks Monetization Framework

The Company's ZenGUARD™ Enhanced Air Filter and mask technology offers three principal commercialization pathways, capitalizing on Zentek's proprietary graphene-oxide dispersion coating process and manufacturing expertise developed at its Guelph, Ontario facility where the Company has invested approximately $5.3 million in property, equipment, R&D, and process validation to establish pilot-scale compounding capabilities.

Pathway 1: Comprehensive IP Licensing and Technology Transfer
Zentek would license its ZenGUARD™ intellectual property, precise dispersion coating formulation molecular synthesis protocols, and operational know-how to a well-capitalized regional partner. The partner would assume full capital expenditure responsibility to construct:

• A commercial-scale dispersion coating facility for continuous filter media treatment; and

• An integrated molecular synthesis and compounding facility to produce the active ZenGUARD™ nanocomposite.

• Partner CapEx requirements mirror Zentek's Guelph benchmark, estimated at $4-8 million depending on targeted production capacity (e.g., 1-5 million filters annually), with license fees, running royalties (typically 5-10% of net sales), and technical milestones generating high-margin, recurring revenue for Zentek post-Health Canada commercial authorization.

Pathway 2: Finished Coated Media Supply. Zentek supplies pre-coated filter media directly to partners for final assembly into finished HVAC filters or face masks. This model requires minimal partner capital expenditure, being assembly equipment only at approximately $0.5 to $1 million, while delivering media sales revenue through validated supply chain and quality assurance protocols. Status. The Company has the coating capability this pathway requires at its Guelph facility, which produced the coated media from which the Company's initial product revenue was generated, and the pathway is therefore executable without further capital investment by the Company at current volumes. Supply at volumes beyond the Company's present capacity would require scale-up. No long-term supply agreement is in place, and the Company is not presently supplying coated media on a recurring basis.

Zentek's licensing model contemplates partner-led regulatory navigation in target markets; the Company's revenue realization is thus contingent upon local partners' proficiency in securing requisite product registrations and certifications.

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Pathway 3:  Direct-to-Consumer (Planned)

As a planned, forward-looking channel, the Company is evaluating, direct-to-consumer sales of finished ZenGUARD™-enhanced products to end users, including potential online and e-commerce fulfillment. The Company has not operated a direct-to-consumer model to date, and any such channel would be pursued only where supported by regulatory clearance, available manufacturing capacity, and acceptable margins.

The Company views Pathway 1 (IP licensing with technology transfer) as the preferred commercialization route, as it generates high-margin recurring revenue without significant capital requirements from Zentek while enabling rapid geographic expansion through well-capitalized regional partners.

Global Partnership Landscape

The Company invested significant management time and travel in developing commercialization channels in the Gulf Cooperation Council ("GCC") region. That work established relationships and advanced technical validation, and it also established that the commercial conversion cycle in the region is longer than the Company had anticipated. Management has since applied a capital discipline test to this activity: no incremental management time or Company capital is committed to a regional channel without a validated revenue path and partner cost-sharing.

The initiatives described below are consequently structured to advance on partner capital and partner timelines. Each Pathway 1 arrangement contemplates partner-funded coating and compounding capacity; none requires capital from Zentek to proceed, and none is being funded by the Company ahead of a partner commitment. Management regards them as downstream market expansion opportunities preserved by the existing relationships, rather than as near-term revenue contributors.

The current status of each arrangement described in this subsection is set out below, together with whether any sales have been made under it.

- Filtration Solutions Industrial Co. ("FSCO"), Saudi Arabia. A three-year manufacturing and distribution collaboration to produce and commercialize ZenGUARD™ Enhanced Air Filters in the Gulf Cooperation Council region on revenue-sharing terms, with renewal options. The arrangement contemplates partner-funded coating and compounding capacity in the Kingdom of Saudi Arabia; no capital from the Company is required for it to proceed. Status. The collaboration remains in effect. FSCO has completed initial sampling and customer validation and is working toward integration with Aramco's procurement system, which is a prerequisite to purchase orders. The Company is not funding the arrangement ahead of a partner commitment. Sales to date. None.

- Saudi Aramco memorandum of understanding. A non-binding memorandum of understanding formalized at the Middle East Corrosion Conference, directed at graphene-based HVAC filtration and aligned with in-Kingdom localization requirements. It contemplates an Aramco or local partner consortium funding coating and compounding facilities. Status. Technical validation has progressed. Commercial conversion has been slower than anticipated and management does not currently expect the memorandum to convert to definitive agreements in the near term. The Company maintains the relationship and will respond to partner-led progress but is not allocating incremental resources to accelerate it. The memorandum is not a binding agreement and there is no assurance that it will result in one. Sales to date. None.

- RSK Environment Limited. Engaged as a sales and project development conduit for ZenGUARD™ Enhanced Air Filters, compensated solely through fixed commissions on closed sales. The arrangement requires no capital from either party and the Company retains responsibility for manufacturing, coating and fulfilment. Status. The engagement remains in effect and has not produced a closed sale. Contacts arising from it have advanced toward a prospective pilot deployment in the United Arab Emirates. The Company's cost of maintaining the arrangement is limited to commissions payable on sales actually closed. Sales to date. None.

- Arka BRENStech Pvt Ltd, India. Appointed on March 30, 2023, as a local partner to develop sales and distribution opportunities for the Company's masks and HVAC filters in India, and to assist with regulatory navigation and sourcing of manufacturing partners. Status. The agreement remains in effect. The Company has elected to prioritise resources toward partnerships with nearer-term revenue potential and is not currently allocating management time or capital to the Indian market. The relationship is maintained for future opportunities. Sales to date. None.

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- Ministry of Mining and Industries, Kingdom of Saudi Arabia. A proposal submitted by the Company for localisation of ZenGUARD™ filter manufacturing in the Kingdom. Any resulting facility would be funded by a partner, potentially with government incentives. Status. The proposal is under review. It is a proposal only. There is no agreement, no commitment from any party, and no assurance that it will proceed.

- Levidian Nanosystems Limited. A prospective Middle East manufacturing arrangement. Status. Paused. Testing established that the graphene produced by Levidian is not compatible with the ZenGUARD™ oxide formulation. Work will not resume unless that technical question is resolved. Sales to date. None.

- Al-Ramez International Group and Saudi Excellence memorandum of understanding. A multi-technology commercialisation framework. Status. Suspended. The framework produced no milestones, and the Company is not pursuing it. Sales to date. None.

- Jazeera Paints Company. A collaboration to evaluate ZenARMOR™ corrosion-prevention nano-pigments in industrial and infrastructure coatings. Status. Suspended. The technology is pre-commercial, and no product specification was defined. Work will not resume unless a partner funds the development required to define one. Sales to date. None.

- Gulf Air Filters Factory Company ("GAFCO"), Kingdom of Saudi Arabia. Discussions regarding potential contract manufacturing of ZenGUARD™ filters. Status. No agreement was reached and the discussions were not pursued. The relationship is maintained on a low-touch basis for possible future reactivation. Sales to date. None.

The Company will commercialize ZenGUARD™ Enhanced Air Filters through partners in markets where the regulatory position is settled, the value to the customer can be measured, and the route to market does not require capital from the Company. Where those three conditions are not met, the Company will not commit management time or capital. This is a change from the approach taken before 2026, under which opportunities were pursued in advance of regulatory clarity and partner funding.

ZenGUARD™ Industrial Scale Production and Coating Facility

Detailed engineering of equipment for manufacturing the ZenGUARD™ compound began in July 2021.  On February 28, 2022, the Company announced that the facility was fully licensed and permitted for ZenGUARD™ production. The Company has installed industrial-scale production equipment to produce the ZenGUARD™ coating formulation at its York Road, Guelph, Ontario location, which location is permitted for industrial use. The Company has also purchased coating equipment so the process of applying the ZenGUARD™ coating formulation to spunbond polypropylene for use in surgical masks, HVAC filter materials, other PPE equipment, and potentially other uses, can be completed by the Company on-site.  The Company spent cumulatively approximately $2.8M on this objective with no further additional expenditures required.

The effective construction completion date for the coating line was November 30, 2022. Following completion of installation, a period of training and certification began. The coating line became commercially operational in August 2023.  The existing slitter configuration is not appropriate for commercial-scale production of coated HVAC filters, and, if and when the Company is authorized to sell ZenGUARD™-coated filters, it expects to incur additional capital expenditures of at least approximately $10,000 for basic retrofit and scale-up modifications to the coating line in order to provide custom size coated media.

On May 18, 2023, the Company announced that it had been granted the ISO 13485:2016 Quality Management System certification standard by the British Standards Institution. The Company also received Medical Device Single Audit Program ("MDSAP") certificate No. 777967. The ISO and MDSAP are required for Zentek's Quality Management System that is specific to medical devices (i.e. ZenGUARD™ Surgical Masks) and does not include the lab facility at Corporate Court in Guelph, Ontario.

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Proposed Construction of Graphene Oxide Production Facility

In addition to the construction of the ZenGUARD™ industrial scale production and coating equipment, as discussed above, the Company intends to construct a plant to produce GO. The Company believes that the ability to produce GO itself, which is the precursor for the ZenGUARD™ compound, rather than relying on third-party suppliers of GO, will be economically favourable to the Company over the long term, as well as reducing supply and shipping risk. The Company believes that there are three primary reasons it would benefit from an ability to produce GO internally: (i) it should eliminate or significantly reduce supply chain risk; (ii) GO is not a homogeneous substance and by producing its own GO the Company could ensure product consistency; and (iii) the Company believes that the demand for GO is increasing and that a domestic production facility could have the potential to generate product for third-party users of the material.

The Company engaged Bantrel Co. to begin engineering work on the proposed GO production plant in January 2021. Potential sites have been investigated. A site has not yet been selected, and the permitting process has not yet begun. As of March 31, 2026, the Company has spent $35,000 in preliminary investigations relating to this project and expects that approximately $7,500,000 will be required to complete construction of a GO production facility.

The Company estimates that fifteen to eighteen months will be required to complete the construction of a GO production plant from the time of commencement, which is a management estimate based on the expectation of securing an agreement for the purchase of technology from an existing GO producer.

Risks include, but are not limited to, the inability to reach an acceptable agreement for the purchase of such technology, the inability to adapt existing technology to Canadian regulatory requirements, scaling-up from known existing production capacities could become a requirement, and delays as a result of ongoing material and equipment supply shortages.

Product & Business in Development

ZenGUARD™ and Other Research and Development Activities

ZenFire - Fire Retardant

The Company announced on March 28, 2022, that it had filed a provisional patent with the United States Patent and Trademark Office for an innovative Graphene Oxide-Metal-Organic Framework ("GO-MOF") compound for use in fire retardant products. The provisional patent application has since been filed as an international (PCT) patent application with the World Intellectual Property Office on March 27, 2023, and entered national phase in the United States on September 25, 2024. Management of the Company considers the manufacturing of the GO-MOF compound as relatively easily scalable and efficient, due to the patent-pending facile synthesis process. The Company believes the fire-retardant GO-MOF additive could potentially be placed in a variety of coating products, such as latex, epoxies, resins, or to be included in structural polymers. When integrated into a polymer, it could potentially create a fire-resistant plastic that could be used in electric vehicles, providing a fire-resistant non-metal casing for the batteries. Management currently expects that GO-MOF production could be achieved on the existing ZenGUARD™ industrial scale production facility with minimal additional capital expense.

The Company has spent approximately $175,700 on this research and development project, and intends to conduct further testing, which it currently estimates will cost approximately $50,000. In the financial year ended March 31, 2026, optimizations to the formulations were performed at the Company's lab. Testing and optimization work remains ongoing as of June 30, 2026.

On September 3, 2025, the Company announced that it had entered into a binding letter of intent ("LOI") with Altek Advanced Materials Inc. ("Altek"), a Nevada incorporated private company focused on the commercialization of advanced material technologies in the United States, to negotiate one or more non-exclusive licensing agreements relating to Zentek's various technologies, including ZenGUARD™, in order to accelerate Zentek's efforts and opportunities for commercialization in the United States. The LOI provides for an initial licensing term for ZenGUARD™ of five years, with an option to renew the term for an additional five years. Royalties of between 5% and 8% of net sales of ZenGUARD™ or ZenGUARD™ products are applicable based on certain net sales thresholds. Under the LOI, Altek would have been responsible for manufacturing and commercializing the products in the United States, with Zentek retaining ownership of all its intellectual property.

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On November 5, 2025, the Company announced the development of a novel Graphite Gel-Based Fire-Retardant ("GBFR") product that combines both rapid gelation and intumescent components to rapidly protect homes from wildfires.  Altek was granted conditional, exclusive rights to commercialize the technology in the US, pursuant to a development and collaboration agreement between Zentek and Altek dated November 4, 2025 ("GBFR Agreement").  Pursuant to the GBFR agreement, Zentek granted an exclusive license to Altek to develop, manufacture and commercialize the GBFR in the US, in consideration for Altek funding the development of the GBFR, providing, however, that such license will convert to a non-exclusive license in the event that the annual royalty payments to Zentek are less than $1M annually, following a ramp-up period of 18 months from the date hereof.  Under this agreement, Zentek would continue to retain ownership of the GBFR intellectual property, and Altek would be responsible and liable for all regulatory matters in the US. The term of the GBFR Agreement is five years, with a renewal option for an additional five years.

During the three-month period ended March 31, 2026, the Company substantially completed the defined GBFR development work packages.  On March 3, 2026, Altek informed the Company that they were moving forward in another direction and work with Altek was completed. To date, the Company has not recognized any revenue from Altek under either the LOI or the GBFR Agreement. The Company has not received a commercialization plan from Altek for the GBFR in the United States. Zentek retains ownership of all intellectual property developed under the GBFR Agreement, including the GBFR formulation and the results of the completed development work packages. Under its terms, the exclusive license converts to a non-exclusive license if annual royalty payments to Zentek fall below $1 million following an 18-month ramp-up period from November 4, 2025. The Company is assessing its options with respect to the agreement and is evaluating commercialization pathways for its intellectual property portfolio, including licensing structures intended to maintain continuity of commercialization activity where a counterparty does not proceed.

ZenGUARD™  Enhanced air filters - U.S. market

During the period, the Company initiated discussions with a U.S. HVAC filter manufacturer that is evaluating the integration of ZenGUARD™ into its product portfolio. Management is actively engaged in development and commercialization discussions with this partner, with an initial priority on defining and validating the appropriate U.S. regulatory and market access pathway for ZenGUARD™-enhanced air filters from the partner's side, as it also pursues broader applications in Canada or other jurisdictions. This approach reflects Management's view that progressing a clear regulatory strategy with a commercially motivated U.S. partner may provide a more efficient route to market than relying solely on domestic Canadian pathways, which have experienced classification uncertainty and extended timelines in prior filings.

Icephobic Coating ("ZICE01")

The Company is developing a patent-pending, carbon-based, nanotechnology-enhanced coating designed to prevent or reduce ice accretion on aviation surfaces, including uncrewed aircraft, and on wind energy infrastructure. The technology functions passively, without heating elements, chemical de-icing fluids or mechanical intervention. Development has proceeded through a sequence of independent validation stages. The Company prepared graphene-enhanced elastomer material and coated coupons for testing at the National Research Council of Canada's ("NRC") Altitude Icing Wind Tunnel in Ottawa.

On February 28, 2022, the Company disclosed that ZICE01 coatings were undergoing full flight trials on a specially equipped research aircraft under real-world ice-forming conditions. On March 14, 2022, the Company announced results across three rounds of testing spanning laboratory evaluation, in-flight trials and drone applications in adverse weather. In flight testing, video footage of ZICE01-coated test pieces mounted on the research aircraft demonstrated that, under significant icing conditions, the coating provided an effective de-icing and anti-icing function. In drone testing, coated propellers maintained higher thrust than uncoated propellers, attributable to the shedding of ice that would otherwise degrade the aircraft's ability to sustain stable flight. Durability was assessed through accelerated ageing, in which coated samples were exposed to 1,000 hours of UV weathering, approximating two years of solar exposure in typical Canadian conditions. Following this exposure, the samples were tested in an icing wind tunnel under dynamic conditions and retained a significant proportion of their icephobic performance. On August 2, 2022, the Company filed a full patent application with the World Intellectual Property Office for Nanomaterial-Enhanced Elastomer for Passive Ice Accretion Prevention, disclosed on September 19, 2022. The application has since been filed in Canada and Europe.

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On September 19, 2022, the Company announced the successful completion of sand erosion testing at the NRC and rain erosion testing at the Anti-icing Materials International Laboratory in Quebec, establishing the durability of the ZICE01 material under the abrasive conditions encountered in both wind turbine and drone service environments.

On May 4, 2023, the Company announced successful outdoor drone testing under calibrated icing conditions of freezing drizzle and freezing rain. In all tests conducted, a drone with ZICE01 applied to its propeller blades hovered beneath the outdoor icing rig and maintained flight to the end of battery life. The same drone operating with uncoated blades rapidly lost the ability to maintain flight due to ice accretion on vital component surfaces.

These results are directly relevant to the regulatory framework governing civilian drone operations in Canada. Transport Canada regulations prohibit the operation of a remotely piloted aircraft system where icing conditions are observed, reported or likely to be encountered along the route of flight, unless the aircraft is equipped with de-icing or anti-icing equipment together with equipment designed to detect icing. The Company is consulting with Transport Canada regarding the potential acceptance of its passive ice accretion technology as a means of compliance with the anti-icing requirement and is concurrently seeking a collaborator capable of supplying complementary ice detection equipment. There can be no assurance as to the outcome or timing of these discussions.

On May 30, 2023, the Company announced a collaboration with Pattern Energy Group LP to optimize, test and validate ZICE01 for the wind turbine industry, supported financially by the Natural Sciences and Engineering Research Council of Canada and by PRIMA Quebec, Advanced Materials Moving Forward.

The Company continues to evaluate and pursue partners to commercialize the technology, including drone manufacturers and specialists in elastomer production. Because the NRC has been evaluating a range of coatings in parallel, the Company has participated in the NRC testing program to date at no cost. The Company anticipates that further testing and development will cost approximately $150,000.

Ice accretion remains an unresolved operating constraint across aviation, wind energy, telecommunications and power transmission, and existing mitigation methods carry meaningful energy, weight or maintenance penalties. Subject to the availability of appropriate funding and commercial partners, the Company considers continued development of this technology to be warranted.

Battery Technology

The Company has collaborated with Dr. Michael Pope at the University of Waterloo since 2017 on the development of battery technology intended to improve anode performance. Anode material has been one of the most studied areas of lithium-ion battery development. Electric vehicle anodes are composed of graphite, which has a limited theoretical specific capacity of approximately 372 mAh/g. Silicon has attracted significant attention as a replacement material, owing to its high specific capacity of 4,200 mAh/g, its low working potential, its low price and its availability. Silicon, however, undergoes substantial volumetric fluctuation, greater than 300% in all dimensions, during charge and discharge. That behaviour is the root cause of poor cycle lifetime, irreversible capacity loss, and the destruction and reformation of the solid electrolyte interface.

Working with silicon in the anode material, Dr. Pope developed a patent-pending graphene-wrapped silicon anode material intended to address these limitations. On February 18, 2022, the Company announced the filing of a provisional patent with the United States Patent and Trademark Office relating to that material. The Company filed a patent application under the Patent Cooperation Treaty on May 17, 2022. Dr. Pope's team subsequently optimized the anode material, which achieved a specific capacity of over 1,000 mAh/g and retained over 80% of its capacity over 320 charge-discharge cycles. That specific capacity represented a significant improvement over common graphite anodes, although cycle life remained below that of typical electric vehicle batteries, which lose approximately 4% of capacity over 1,000 charge-discharge cycles.

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On October 28, 2022, the Company announced the commencement of a four-year, $1,600,000 research project in collaboration with Professors Mohini Sain and Ning Yan of the University of Toronto and the Ford Powertrain Engineering Research and Development Centre. Funding for the project included $1,200,000 from the Mitacs Accelerate program. The project was directed at assessing novel concepts for the invention of multifunctional materials for use in automotive battery components, including anode, cathode, electrolyte and separator. The Company worked in tandem with University of Toronto researchers, providing and testing advanced graphene materials, including the patent-pending anode material developed by Dr. Pope.

On August 8, 2024, the Company announced preliminary battery testing results and the commencement of a three-year, $441,000 project in collaboration with Professors Sain and Yan of the University of Toronto, funded by an NSERC Mission Alliance Grant. The Company reported that preliminary results had been achieved from pouch cell batteries featuring engineered Albany graphite prepared by the University of Toronto, showing a minimum 17% increase in capacity over batteries using commercial grade anode material. The project was directed at characterizing and optimizing Albany graphite by exploring pathways to purify the material, increase capacity, enhance cycle life, and engineer the graphite to meet or exceed commercial standards for anode material in the electric vehicle market. Those results were preliminary and remain subject to verification through further testing or at an independent third-party facility.

Building on this work, and as part of the activity supporting its updated Preliminary Economic Assessment, the Company is exploring the potential to develop a new category of batteries using ultra-high-purity graphite purified through a fluidized bed reactor process. This collaboration with the University of Toronto is ongoing, with a focus on NATO-aligned defence applications, where supply chain security, material qualification and performance requirements take priority over commodity-scale cost. The Company believes that pairing engineered Albany graphite with fluidized bed reactor purification may support battery components capable of meeting the standards required by allied defence end users. This work is exploratory, the results achieved to date are preliminary, and any path to commercialization would be subject to further testing, independent verification, qualification, and the availability of appropriate funding and partners.

The Company is evaluating the broader application of its materials to work to high-performance battery and energy storage systems for defence end users. Requirements in that market differ from those of the commercial electric vehicle sector: qualification standards, supply chain provenance, environmental tolerance and material traceability are weighed ahead of commodity-scale cost, and the ability to demonstrate a NATO-aligned source of supply is itself a qualifying criterion. The Company believes that domestically sourced, ultra-high-purity graphite produced from the Albany deposit, combined with the graphene materials developed through its university collaborations, may be applicable to energy storage systems used in dismounted, uncrewed and platform applications. This work is at an early stage. The Company has not entered into any agreement for the supply or qualification of materials for defence energy storage applications, and any advancement would be subject to further development, independent testing, formal qualification by end users, and the availability of appropriate funding and partners.

Corrosion Protection

On February 8, 2023, the Company announced the development of ZenARMOR™, a novel corrosion protection technology based on functionalized GO, for potential use in naval and marine infrastructure, bridges, buildings, pipelines, and other industries. ZenARMOR™ could be produced in the ZenGUARD™ facility. Third-party testing on ZenARMOR™ yielded excellent corrosion resistance with no blisters or other signs of corrosion after 1,500 hours of ASTM B-117 Salt Spray Test with ZenARMOR™, and ZenARMOR™ qualified for the Innovative Solutions Canada ("ISC") Testing Stream - Military Call for Prototypes. The Company has filed an International Patent Application on this corrosion protection technology, which was filed in Canada and the United States, as well as a trademark for ZenARMOR™.

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On October 4, 2023, the Company announced that it had prepared and shipped the first corrosion paint samples to the NRC for the first round of testing as part of the ISC - Testing Stream - Military Call for Proposals. NRC's Aerospace Research Centre's Aerospace Manufacturing Technologies Centre tested the Company's nano pigment in military-grade chromate-free paints for evaluation in its first of three rounds of testing. ZenARMOR™ was evaluated in commercial non-chromate aviation paint systems developed by PPG Industries Inc. and Akzo Nobel N.V.  Three rounds of corrosion testing were completed from September 2023 to July 2024. Testing followed ASTM B117 (salt spray) and ASTM D5894 (cyclical corrosion) standards.  The Company announced on April 16, 2025, that the tests were successful in demonstrating the effectiveness of ZenARMOR™ nano-pigments in inhibiting corrosion of the aluminum alloy AA2024-T3. Since these encouraging results, further optimizations and testing designs have been performed, including the development of polyaniline-graphene hybrid additives to allow for lower zinc loading in so-called “zinc-rich” anticorrosive primers, aiming to move toward lighter, more cost-effective primer systems and improve corrosion resistance.  Preliminary testing is extremely promising, and the Company is actively seeking collaboration partners to tailor a specific coating system for its compatibility with the high-performance additives.

The Company continues to seek the most effective, cost-efficient, and scalable process to produce high-quality GO. The production of GO requires a consistent source (or precursor) material for conversion to graphene, which is then applied to various products for enhancement. The Company believes that it has a potential competitive advantage with its interest in AGC and the large and high-quality supply of source material from the Albany Graphite Project, if and when the Company determines it is cost effective to use such material.

Advanced testing on potential new processes for commercial GO production is underway. The Company also continues to work with universities on different processes that could potentially lead to a more efficient and/or lower-cost process for GO production.

Development Progress and Industry Qualification

The table below summarizes how far each development program has advanced toward the qualification its target industry requires, what independent validation is on record, and the specific gate that stands between the program and adoption. It contains no information that has not already been disclosed by the Company; it collects that information in one place so that progress can be read at a glance and measured from quarter to quarter. The detailed program table follows.

Progress is measured on five stages: (1) formulation established; (2) independently tested by a third party; (3) tested to a recognized industry standard or method; (4) in partner or customer qualification; and (5) approved, certified or in commercial use. A shaded stage has been reached. Reaching a stage is not an approval, certification or endorsement of the technology unless the table says so expressly, and no assurance can be given that any program will reach the next stage or pass the gate described.

Program	Where it is aimed	Progress					Independent validation on record	The gate it must pass
ZenGUARD™ coated surgical masks	Medical devices: dental and hospital	1	2	3	4	5	Independent testing by GAP Labs and SGS Standard Technical Services. ISO 13485:2016 quality management system and MDSAP certification held. Medical Device Establishment Licence held.	Sold in Canada under the Company's MDEL. Entry to the United States requires FDA 510(k) clearance; the application was filed in April 2024 and remains outstanding.
ZenGUARD™ Enhanced Air Filters	Commercial HVAC and indoor air quality	1	2	3	4	5	Tested by LMS Technologies, an ISO 17025:2017 accredited laboratory, using ASHRAE 52.2 methods. MS2 bacteriophage removal of 42% against 16% untreated, aligned to ASHRAE Standard 241. Modelled by ParticleOne Inc. and tested by CREM Co with the NRC Aerospace Research Centre.	Health Canada confirmed on May 6, 2026 that the filters are not subject to the Pest Control Products Act, and the product was added to the ISC Pathway to Commercialization source list on May 13, 2026. In the United States the filters are regulated under FIFRA; the Company licensed EPA-registered silver ion technology from Applied Silver, Inc. on June 26, 2026 to address that route, and a first commercial order followed on July 7, 2026.

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Program	Where it is aimed	Progress					Independent validation on record	The gate it must pass
ZenARMOR™ anti-corrosion nano-pigments	Aerospace and defence coatings; marine and infrastructure	1	2	3	4	5	Qualified for the Innovative Solutions Canada Testing Stream Military Call for Prototypes. Tested by the NRC Aerospace Research Centre through three rounds between September 2023 and July 2024, in non-chromate aviation paint systems supplied by PPG Industries Inc. and Akzo Nobel N.V., on aluminum alloy AA2024-T3. ASTM B117 salt spray to 1,500 hours with no blistering, and ASTM D5894.	Adoption requires the coating manufacturer to qualify the finished paint system for its own specification. No such qualification has been granted, and no supply agreement is in place yet.
ZICE01 icephobic coating	Uncrewed aircraft and drones; wind turbine blades; aviation surfaces	1	2	3	4	5	Tested at the NRC Altitude Icing Wind Tunnel. Full flight trials on an instrumented research aircraft under real icing conditions. Outdoor drone testing in freezing drizzle and freezing rain in which coated blades maintained flight to battery exhaustion and uncoated blades did not. Durability established through 1,000 hours of UV weathering followed by dynamic icing, sand erosion at the NRC and rain erosion at the Anti-icing Materials International Laboratory.	Transport Canada prohibits remotely piloted aircraft operation in icing conditions unless the aircraft carries anti-icing equipment together with ice detection equipment. The Company is consulting with Transport Canada on acceptance of the coating as a means of compliance and is seeking a collaborator for the detection element. No determination has been made.
Albany ultra-high-purity graphite	Nuclear, defence and aerospace graphite	1	2	3	4	5	Purified at bench scale to five-nines carbon, verified by Eurofins EAG Laboratories through full 72-element glow discharge mass spectrometry. Boron equivalent of 2.60 parts per million, below the 3 ppm threshold associated with nuclear-grade specifications, achieved without chlorine or other halogen gases.	Qualification by a nuclear or defence buyer requires material produced at scale and a buyer-specific qualification programme. Results to date are at bench scale.
Albany graphite as anode material for mission critical environments.	Lithium-ion battery anode	1	2	3	4	5	Independent lithium-ion testing across four industry-standard coin cell tests returned an average reversible capacity of approximately 367 mAh/g, approximately 1.3% below the theoretical maximum for graphite. Pouch cells built by the University of Toronto using engineered Albany graphite showed a minimum 17% capacity increase over commercial-grade anode material.	Cell manufacturers qualify anode material through multi-year programmes at pilot and then commercial scale. Testing to date is at coin cell and pouch cell scale.
Graphene-wrapped silicon anode	Lithium-ion battery anode	1	2	3	4	5	Developed with the University of Waterloo. The optimised material achieved specific capacity above 1,000 mAh/g and retained over 80% of capacity across 320 charge-discharge cycles, against a theoretical maximum of approximately 372 mAh/g for graphite.	As above. No cell manufacturer qualification programme has commenced.
ZenFire GO-MOF fire-retardant additive	Coatings, polymers and construction materials	1	2	3	4	5	Graphene oxide metal-organic framework compound. Provisional patent filed March 2022, international application March 2023, United States national phase September 2024. Formulation optimisation carried out in the Company's own laboratory and continuing as at June 30, 2026.	Specification into a coating or polymer product requires third-party fire testing to a recognized standard, for example UL 94 for plastics or ASTM E84 for surface burning characteristics. No such testing has been carried out. The Company estimates the cost of the further testing planned at approximately $50,000.
Graphite Gel-Based Fire-Retardant	Wildfire protection of structures	1	2	3	4	5	Combines rapid gelation with intumescent components. The defined development work packages were substantially completed in the quarter ended March 31, 2026. The Company retains ownership of the formulation and of the results of the completed work packages.	Adoption by fire agencies and insurers requires independent efficacy testing against a recognised wildfire gel protocol. No such testing has been carried out and no commercialisation plan has been received from the counterparty.
Aptamer platform	Diagnostics and therapeutics	1	2	3	4	5	Exclusive worldwide license from McMaster University. Pre-clinical results generated by the Miller Lab at McMaster, including binding affinity improvements of over 500 times against the base aptamer and a safety and toxicity profile reported in pre-clinical testing.	Market entry in Canada requires authorization under a Health Canada interim order or a Class IV Medical Device Active License. Neither has been applied for and the required testing has not been completed.

Two programs stand out for what is missing rather than what has been done. The ZenFire GO-MOF additive and the graphite gel-based fire retardant each have a completed formulation, and, in the case of the gel, a completed development work package owned outright by the Company, but neither has been tested by an independent laboratory against a recognized fire standard. Until that testing is carried out, neither can be specified into a customer's product. The Company estimates the cost of the further ZenFire testing at approximately $50,000.

Product Development Status

The table below sets out the Company's development programs, what has been demonstrated for each to date, and the next milestone for each. It is intended to give a consistent view of progress across the portfolio and will be updated each quarter. Programs relating to the Albany Graphite Project are described separately under Albany Graphite Project above.

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This table, read with the capital and financing discussion under Liquidity and Capital Resources, is the Company's disclosure of its business objectives and milestones for the purposes of item 1.4(d) of Form 51-102F1. For each program the table gives a description of the objective, its stage against plan, the next significant event that must occur, the period in which that event is expected, and the amount spent to date.

Programme	Stage	What has been demonstrated to date	Next milestone	Target	Spend to date
ZenGUARD™-coated masks	Advanced stage of development (currently in market)	Sold through Henry Schein and Southmedic. ISO 13485:2016 and MDSAP certification held. FDA 510(k) filed April 2024.	Complete commissioning of the in-house mask line and re-establish production.	End of August 2026.	~$170,000
ZenGUARD™ Enhanced Air Filters, Canada	Advanced stage of development (currently in market)	MS2 bacteriophage removal of 42% against 16% untreated, aligned to ASHRAE Standard 241. Health Canada confirmed on May 6, 2026, that the filters are not subject to the Pest Control Products Act.	Convert the settled Canadian regulatory position into recurring commercial orders through existing distribution channels.	Fiscal year ending March 31, 2027.	~$701,500
ZenGUARD™ filtration media, United States	Advanced stage of development (currently in market)	Exclusive licence from Applied Silver, Inc. dated June 26, 2026, for EPA-registered silver ion technology. Validation and qualification with Quality Filters Inc. completed and a first commercial order received July 7, 2026, from which sales of approximately US$40,000 were recorded.	Fulfil the first Quality Filters Inc. order and establish recurring supply.	Quarter ending September 30, 2026.	included above
ZenARMOR™ anti-corrosion nano-pigments	Intermediate stage of development	Three rounds of testing to ASTM B117 and ASTM D5894 in PPG and Akzo Nobel non-chromate aviation paint systems, September 2023 to July 2024. Announced successful April 16, 2025, on aluminum alloy AA2024-T3.	Qualification of a finished paint system incorporating the nano-pigments by a coatings manufacturer.	Partner dependent; no date committed.	~$91,200
ZenFire GO-MOF fire-retardant additive	Intermediate stage of development	USPTO provisional March 2022, PCT March 2023, United States national phase September 2024. Formulation optimization ongoing.	Independent fire testing to a recognized standard (for example UL 94 or ASTM E84), estimated at approximately $50,000	Not committed; subject to capital prioritization.	~$175,700
Graphite Gel-Based Fire-Retardant	Intermediate stage of development	Announced November 5, 2025. Development and collaboration agreement with Altek Advanced Materials Inc. dated November 4, 2025, under which Altek funds development in return for conditional exclusive United States rights.	Independent efficacy testing against a recognized wildfire gel protocol, and determination of the commercialization path following Altek’s March 3, 2026 decision.	Under assessment; no date committed.	Funded by Altek
Icephobic coating, ZICE01	Intermediate stage of development	Tested at the National Research Council Altitude Icing Wind Tunnel; full flight trials on a research aircraft; drone testing showing coated propellers retaining thrust and maintaining flight where uncoated blades failed; 1,000 hours of UV weathering followed by dynamic icing wind tunnel testing; sand erosion at the NRC and rain erosion at the Anti-icing Materials International Laboratory. Patent filed with WIPO August 2022, since filed in Canada and Europe. Collaboration with Pattern Energy Group LP announced May 30, 2023, supported by NSERC and PRIMA Quebec. In consultation with Transport Canada on acceptance as a means of compliance.	Outcome of the Transport Canada consultation on acceptance as a means of compliance, and identification of an ice detection collaborator.	Regulator dependent; no date committed.	~$19,900
Aptamer-based rapid diagnostic	Intermediate stage of development	Exclusive worldwide license from McMaster University, held by Triera Biosciences Ltd. Route to market requires Health Canada authorization under an interim order or a Class IV Medical Device Active License.	Decision on the interim order or Class IV MDAL route following the aptamer portfolio assessment with McMaster University.	Not committed.	~$2,785,000
SARS-CoV-2 prophylactic and therapeutic	Early stage of development (pre-clinical)	Inhalation-delivered universal aptamer construct. Pre-clinical.	Receipt of the Miller Lab final data set and reports.	Quarter ending March 31, 2027.	~$92,000

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Programme	Stage	What has been demonstrated to date	Next milestone	Target	Spend to date
Influenza and H5N1 prophylactic and therapeutic	Early stage of development	Aptamer-based construct prioritized for highly pathogenic avian influenza.	Assessment of partnering and funding options informed by the completed Government of Canada contract results.	Not committed.	~$94,600
Anode and battery technologies	Early stage of development	Graphene-wrapped silicon anode material developed with the University of Waterloo. USPTO provisional February 2022, PCT May 2022. Optimized material achieved specific capacity above 1,000 mAh/g and retained over 80% of capacity across 320 cycles, against approximately 372 mAh/g theoretical for graphite.	Production of full pouch cells under the NRCan funded program with the University of Waterloo.	Program period to March 31, 2029.	~$314,902
3D printing and electromagnetic shielding	Early stage of development	Graphene oxide and nanomaterials in polymers for conductive printable filaments, at UBC Okanagan.	No milestone committed; continuation is subject to partner funding.	Not applicable	~$65,600
Graphene oxide production, ECE process		Exclusive global rights from the University of Guelph under a license dated September 22, 2020. A dedicated production plant is contemplated but not built. A provision of $286,000 was recorded in the quarter for destruction of 497,000 litres of graphene oxide acquired in 2022.	None. A production plant will not be built without an acquired technology and partner funding; see Operations previously disclosed that are not being pursued.	Not applicable.	$35,000 (plant investigations to March 31, 2026).
Adaptogen detection technology	Early stage of development	See Operations previously disclosed that are not being pursued: the Company does not maintain a development program under this name; the reference is to the aptamer-based detection technology described above, which has not been discontinued.	Not applicable	Not applicable	$Nil

Aptamer-Based Technology

Pursuant to a license agreement dated June 11, 2021, as amended June 23, 2023, McMaster University has granted to the Company, for a twenty-year term, a worldwide exclusive royalty-bearing license to use and practice all aptamer and DNAzyme uses, including, but not limited to, diagnostics, therapeutics, and as neutralization agents, including, but not limited to SARS-CoV-2. On October 5, 2023, the Company announced the launch of a wholly owned subsidiary that owns the exclusive, global licensing rights for all aptamer-based technology from the collaboration with McMaster University.  The technology was developed by a team of researchers under the guidance of Drs. Yingfu Li, John Brennan and Leyla Soleymani, who have expertise in biosensing technologies and applications as point of care diagnostics. This patent-pending technology was validated with clinical samples from patients recruited under the supervision of two clinicians, Drs. Deborah Yamamura and Bruno Salena, who also work at McMaster University. The project was funded by the Canadian Institutes of Health Research. This technology has shown to be accurate (similar to current PCR tests), is saliva-based, affordable and scalable, and provides results in under 10 minutes. A license fee of $100,000, comprised of $50,000 cash and $50,000 in common shares of the Company (19,157 common shares at $2.61 per share) was paid to McMaster University as consideration. Although this technology was initially being developed specifically for COVID-19, this technology platform is designed to be able to detect other diseases by changing the aptamer to match new diseases.

On May 19, 2022, the Company announced that McMaster received two Natural Sciences and Engineering Research Council ("NSERC") grants related to the aptamer-based rapid detection technology; the Alliance Missions Grant in the amount of $1,000,000, and an Idea to Innovation (I2I) Grant in the amount of $350,000, of which the Company will make a $140,000 contribution. The Company intends to continue working with Dr. Yingfu Li and the research team at McMaster through in-kind contributions, using these grants towards commercializing the rapid diagnostic platform. The grants will be used to advance commercialization efforts by improving the performance of aptamers, optimizing chip synthesis, and initiating tests for additional pathogens that can be incorporated into its pathogen detection platform. The Company currently expects the cost to reach commercialization to be approximately $2,500,000, which includes enhancements and further development of the technology. StarFish Product Engineering Inc. is to conduct product strategy alignment, usability analysis, device and architecture development, proof of concept and prototyping, and program development.

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To bring the product to market, the Company will be required to obtain authorization from Health Canada under an interim order, or to obtain a Class IV Medical Device Active License ("MDAL"). The process for obtaining an MDAL involves completing certain testing requirements and demonstrating that the product is (i) safe, (ii) effective, and (iii) fit for purpose. Assuming that process is completed, the Company would then start preparing a product technical file and then seek to complete a Health Canada Class IV application. Status as at the date of this MD&A. The Company has not applied for authorisation under an interim order and has not filed a Class IV Medical Device Active Licence application. The testing required to support such an application has not been completed and no product technical file has been prepared. The programme remains pre-clinical and the Company has not committed to a date for commencing the application process.

On July 27, 2023, the Company announced a new aptamer technology platform with McMaster University that significantly increases the binding affinity of aptamers. The increased binding affinity enhances the limits of detection for aptamer-based diagnostics and could lead to the successful adaptation of these same aptamers for new therapeutic and prophylactic treatments. Provisional patent applications were filed with the United States Patent and Trademark Office which have since resulted in the filing of three international patent applications filed with the World Intellectual Property Office as of December 31, 2025.

On October 10, 2023, the Company announced further pre-clinical testing results of the aptamer-based platform technology by the Dr. Matthew Miller Lab. Further preclinical testing was completed supporting the aptamer as a lead therapeutic target. An in vivo preclinical longevity of protection study was conducted to assess the safety and efficacy of the aptamer-based treatment over a period of 24 hours and demonstrated that the aptamer provided 24 hours of neutralizing protection against SARS-CoV-2. A subsequent study was conducted to determine the minimal effective dose of the aptamer required to protect against a lethal challenge of SARS-CoV-2.

On November 15, 2023, the Company announced the development of a significant upgrade to its aptamer platform improving the binding affinity of the universal COVID-19 aptamer from 300 to over 500 times, compared to the base aptamer. The improved platform also solved key challenges for manufacturing, and these High-Binding Affinity ("HBA") aptamers are now produced with approximately a 95% yield. The Company estimates that an additional $1,000,000 will be required to complete the pre-clinical program for the SARS-CoV-2 therapeutic and enter clinical trials.

On November 29, 2023, the Company announced the successful testing of its COVID-19 HBA (C19HBA) aptamer against the Omicron XBB 1.5 variant (Omicron) by the Miller Lab at McMaster University in the latest pre-clinical study. The performance of the COVID-19 HBA aptamer was comparable to the performance of monoclonal antibodies, according to the Miller Lab, as it provided clinical protection against infection with the Omicron XBB 1.5 variant. As at the date of this MD&A, the Company has not entered into any partnership, licence or collaboration agreement in the pharmaceutical space in respect of the COVID-19 HBA aptamer, and there is no agreement under negotiation. The Company is currently working with McMaster University to assess the strength of the aptamer portfolio and the indications it is best suited to address. Following such assessment, the Company will then determine whether or not to engage in potential partnership discussions.

On December 13, 2023, the Company announced the launch of Triera Biosciences Ltd. ("Triera") as a wholly owned subsidiary for its aptamer platform technology. Triera now owns the exclusive, global licensing rights for all aptamer-based technologies from the collaboration with McMaster University.

On January 30, 2024, the Company announced the positive therapeutic results achieved by Triera Biosciences for C19HBA aptamer as a potential therapeutic.  In the most recent trial completed in January 2024 by the Miller lab at McMaster University, C19HBA was tested for its therapeutic potential. The treatment that featured C19HBA demonstrated improved therapeutic benefit over no treatment or the LMA therapeutic. The full results of this preclinical investigation are pending publication in a peer reviewed journal.

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On March 25, 2024, the Company announced that Triera completed testing demonstrating that its C19HBA SARS-CoV-2 universal aptamer built on the proprietary high-binding affinity aptamer platform has shown a promising safety and toxicity profile in preclinical testing.

On May 6, 2024, the Company announced that Triera has prioritized the development of a prophylaxis and therapeutic for highly pathogenic avian influenza. The mechanism of neutralizing the H5N1 virus is comparable to the mechanism used by C19HBA against the SARS-CoV-2 virus. More specifically, the aptamer is believed to bind to and neutralize multiple subtypes of the HA surface protein (e.g., H1, H2, H5, etc.), preventing the virus from entering healthy cells and spreading infection.

On November 6, 2024, the Company announced that Triera had been awarded a $1,100,000 Government of Canada contract to test multivalent aptamer technology for the rapid drug discovery of therapeutics or prophylactics of highly pathogenic avian influenza ("HPAI") A(H5N1).  On April 23, 2025, the Company announce that it had completed the first phase of the contract by delivering a lead candidate countermeasure for A(H5N1) and has now moved to the testing phase of the project.  The contract began in November 2024 to develop both a prophylactic and therapeutic for A(H5N1) using a multivalent aptamer strategy that previously led to the successful development of a SARS-CoV-2 aptamer.  Most activities for the lead countermeasure candidate development were performed through collaboration with the Li Lab at McMaster University.

On September 18, 2025, the Company announced that it had completed the first in vivo tests of the lead candidate countermeasure for seasonal influenza (H1N1) as part of the $1,100,000 Government of Canada contract. Testing of the lead candidate in vivo (mouse model) was facilitated by Nexus Health at McMaster University under the supervision of Dr. Matthew Miller. Animals given the aptamer lead candidate prophylactically had substantially improved clinical scores, 5x greater survival rates, 80% less weight loss 5 days post-infection, and decreased recovery times compared to the control group.

On January 29, 2026, the Company announced the departure of its Chief Science Officer, Colin van der Kuur.  The responsibilities of the Chief Science Officer role have been redistributed across the existing technical leadership team.

The testing phase of the project concluded on March 23, 2026, and the Company recognized $156,522 in the financial year 2026 in government grants.

On April 14, 2026, Triera Biosciences announced the execution of an Ontario Centres of Innovation ("OCI") Collaborate 2 Commercialize agreement to advance a new phase of development targeting proprietary seasonal influenza treatment candidates, with a total approved project budget of approximately $300,000 funded through matched cash contributions from OCI and the Company.  This work will be conducted in collaboration with the Li and Miller Laboratories at McMaster University and will apply the Company's multivalent aptamer engineering methods, previously established through its SARS-CoV-2 and H5N1 programs, to hemagglutinin subtypes H1 and H3.  Planned workstreams include advanced candidate selection and optimization, expanded strain coverage (H1N1, and H3N2, and H7N9), dose-finding and pharmacokinetic/pharmacodynamic modeling, and initiation of toxicology and immunogenicity studies oriented toward future regulatory dialogue with Health Canada.

Triera Biosciences continues to advance its multivalent aptamer platform in collaboration with McMaster University, including ongoing preclinical work in the Miller Lab evaluating C19HBA and related candidates as both prophylactic and therapeutic agents. Management looks forward to receiving Dr. Matthew Miller's final data set and reports on this program in the last fiscal quarter, which is expected to further characterize the aptamer platform's potential as an accelerated drug-development engine, with the goal of reducing time and cost from target identification to lead candidate selection.

The Company continues to evaluate the commercial opportunity presented by the aptamer platform. Advancing a life sciences asset from preclinical validation through clinical development requires sustained capital at a scale materially greater than the Company has directed to this platform to date. The Company has previously disclosed an estimated $2,500,000 to reach commercialization of the diagnostic platform and a further $1,000,000 to complete the preclinical program for the SARS-CoV-2 therapeutic and enter clinical trials. Against finite available capital, the Company has prioritized its graphite and coatings platforms, which offer nearer-term revenue and are supported by existing operating infrastructure, and the aptamer platform has consequently advanced primarily through grant funding, government contracts and in-kind university collaboration rather than through direct capital deployment by the Company. This approach has preserved the underlying intellectual property and generated third-party validated results at limited cost to the Company, but it has not funded the platform at the level required to independently advance a candidate through clinical development. The Company continues to assess the appropriate path forward for the platform, including partnership, licensing, external financing at the subsidiary level, and service-based commercialization models. There can be no assurance that any such arrangement will be concluded, or as to the timing or terms on which the platform may be further advanced.

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Albany Graphite Project

Strategic Role in the Materials Platform

The Albany Graphite Project is the Company's lead value-creation asset and one of three core platforms, alongside ZenGUARD™ and Triera Biosciences. Albany has demonstrated the capability to produce ultra-high-purity graphite at five-nines (5N) purity of 99.9992% carbon with an equivalent boron content of 2.60 parts per million, below the 3 ppm threshold associated with nuclear-grade specifications, and to do so without the use of chlorine or other halogen gases conventionally required to reach that purity level. Those characteristics position the deposit as a potential secure, North American source of thermally purified natural graphite for nuclear, defence, aerospace and advanced battery applications, markets that have historically been served principally by synthetic graphite and by non-NATO-aligned supply.

Ontario is expanding its nuclear generating capacity, including construction of the first small modular reactor in North America at the Darlington site and pre-development work on Bruce C. The United States produced no natural graphite in 2024 and remains entirely reliant on imports, while China accounted for approximately 78% of world production (U.S. Geological Survey, Mineral Commodity Summaries 2025). Bench-scale testing of Albany material, disclosed on September 22, 2025, measured 99.9992% carbon with an equivalent boron content of 2.60 parts per million, below the 3 ppm threshold associated with nuclear specifications. The Company has not undertaken a comparative assessment of other potential sources of nuclear-specification graphite in Ontario.

The Company is advancing Albany through the standard critical minerals' development sequence, with the objective of building value at each stage rather than pursuing a predetermined outcome. Strategic partnerships, offtake arrangements and other transactions are options the Company may pursue where they enhance value. In parallel, the Company is evaluating the integration of ultra-high-purity Albany material into its own specialty coatings and advanced materials development pipeline.

Ownership, Title and Corporate Structure

The Company owns 100% of the issued and outstanding shares of Albany Graphite Corp. ("AGC"), which holds the Albany Graphite Project in Northern Ontario, Canada. The unusual nature of graphite formation at Albany, and its potential chemical and economic significance, motivated exploration drilling from 2011 to 2013.

The current claims require assessment work of $197,200 per year to remain in good standing, and the Company holds approximately $7.1 million in available assessment work credits in reserve.

On October 18, 2021, the TSX Venture Exchange changed the Company's classification from a "mining issuer" to an "industrial, technology, or life sciences issuer." The change was approved by shareholders on September 27, 2021, in accordance with the rules and policies of the TSXV.

On May 19, 2023, the Company transferred to AGC the ownership of the Albany Graphite Project, including the mining claims and all related chattel, drill core and applicable contracts, in consideration for the issuance by AGC to the Company of 59,999,900 common shares of AGC.

Constance Lake First Nation

The Albany Graphite Project is located within the traditional territory of Constance Lake First Nation ("CLFN"). The Company and CLFN have maintained a long-standing relationship under an Exploration Agreement, a Memorandum of Understanding and a subsequent Implementation Agreement, which together establish shared governance and set out the roles and responsibilities of each party in advancing the project.

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The Company's position is that Albany is advanced with the community rather than around it. Building on the existing agreements, management is working with CLFN leadership to design a broader Indigenous participation and procurement model under which CLFN-affiliated businesses can access federal and provincial Indigenous procurement programs, with Zentek acting as the production, administration and fulfilment provider for certain goods and services. The intent is to create scalable and repeatable commercial opportunities linked to both Albany and the Company's wider specialty materials portfolio, so that economic participation for CLFN is tied to the Company's long-term growth rather than to a single project milestone. Priorities identified jointly include training, employment, business development and long-term environmental stewardship.

Purification and Materials Qualification

Since 2024 the Company has pursued a structured program to establish whether Albany material can be purified to the specifications required by nuclear, defence, aerospace and premium battery end users, and whether those results are reproducible at increasing scale. The program has advanced from fixed-bed furnace work on bench samples through to pilot-scale fluidized bed reactor ("FBR") purification, with independent analysis at each stage.

July 17, 2024 - First five-nines result

The Company announced that AGC had achieved a purity of 99.99915% carbon on a graphite sample from the Albany Graphite Project. A sample of the homogenized bulk flotation concentrate produced by SGS Canada Inc. in the 2017 flotation pilot plant campaign was upgraded from approximately 85% to more than 99% using a hydrometallurgical process. A 100 g sample of the >99% feed was then thermally purified in a fixed-bed furnace at 2,700°C for five minutes in an argon atmosphere. A 10 g sample of the purified material was submitted to Eurofins EAG Laboratories for a full 72-element glow discharge mass spectrometry ("GDMS") analysis. Twenty-two of the 72 elements were detected above detection limits, summing to a total impurity concentration of 8.48 ppm by weight, or 0.00085% by weight. Boron was measured at 0.42 ppm by weight.

January 8, 2025 - First fluidized bed reactor result

The Company announced that AGC had achieved a preliminary five-nines purity of 99.9991% directly from a second, larger Albany flotation concentrate sample using an FBR. A second sample of the 2017 homogenized bulk flotation concentrate was upgraded from approximately 85% total graphitic carbon ("TGC") to over 96% TGC using a small pilot hydrometallurgical process employing standard metallurgical equipment. A 100 g sample of the >96% TGC feed was thermally purified in a fixed-bed furnace under the same conditions as previously applied. A 10 g sample was submitted to Eurofins EAG Laboratories for full 72-element GDMS analysis. Twenty-five elements were detected above detection limits, summing to 11.61 ppm by weight, or 0.00116% by weight, corresponding to a purity of 99.99884% by weight. Boron was measured at 1.8 ppm by weight.

Continuous processing trial

The Company subsequently engaged a North American manufacturer specializing in industrial graphite and carbon to evaluate the direct purification of Albany flotation concentrate at approximately 85% TGC using proprietary continuous processing equipment. The Company supplied a 1 kg sample of homogenized bulk flotation concentrate, which was characterized, aggregated into three-dimensional particles and processed in a pilot-scale FBR. Loss-on-ignition analysis in a platinum crucible at 950°C indicated an ash content of 0.0009% by weight, corresponding to a purity of 99.9991% by weight. The service provider reported that the Albany material was purified to ultra-high-purity levels without the use of chlorine gas or any other halogen gas, which are commonly required to reach 5N nuclear purity in conventional purification routes.

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February 14, 2025 - Elemental analysis and byproduct elements

The Company reported that, as part of the characterization process, an elemental analysis covering 59 elements was performed to identify impurity elements. The service provider noted that the feed material contained concentrations of rare earth elements ("REE") and other potentially valuable elements that could be recovered as part of the thermal purification process. Impurity elements, including REEs, removed from the graphite during purification were collected and concentrated in a scrubber handling all FBR exhaust products. The Company intends to continue investigating the REE potential of the Albany deposit, including submitting samples of unprocessed mineralization and tailings material for additional elemental analysis, to verify REE content, determine whether enrichment is consistent across the two pipes, identify which REEs are enriched and estimate average concentrations.

No byproduct credit for REEs or other elements has been included in the economic analysis described below. Any such credit would require recovery testwork and Qualified Person sign-off before it could be incorporated into a technical report. The Company currently views this work principally as informing waste characterization and permitting rather than as a secondary revenue stream.

September 22, 2025 - Reproducibility at nuclear specification

The Company announced that a second batch of Albany flotation concentrate had been purified to an ultra-high 5N purity level of 99.9992% carbon by weight. Subsequent elemental analysis yielded a calculated equivalent boron content ("EBC") of 2.60 ppm, below the 3 ppm specification required by the nuclear industry. The result indicates that the electrothermal FBR purification process has the potential to produce reproducible outcomes, and that ultra-high-purity Albany graphite may be suitable for use in the nuclear energy industry, a field traditionally dominated by synthetic graphite.

October 6, 2025 - Physical characterization against nuclear specifications

The Company announced that AGC had completed additional material characterization tests confirming that nuclear specifications continue to be met. The material met the particle size distribution and D50 median particle diameter required for nuclear applications, which governs processing efficiency and performance consistency during manufacturing. Albany graphite demonstrated high compact density and low elastic expansion after compression, both of which bear on the structural integrity and long-term stability of matrix graphite in reactor service, particularly in pebble bed designs. The material also exhibited low electrical resistivity, indicating a high degree of graphitization and correspondingly favourable thermal and electrical conductivity. Frictional performance met or exceeded the applicable industry standards.

December 17, 2025 - Anode performance

The Company announced that AGC had achieved near-theoretical anode performance in independent lithium-ion battery testing using ultra-high-purity Albany graphite. Across four industry-standard coin cell tests, carbon-coated, spheroidized Albany graphite delivered an average reversible capacity of approximately 367 mAh/g, approximately 1.3% below the theoretical maximum for graphite, with cycling stability and processing efficiency consistent with commercial requirements. These results indicate that Albany graphite has the potential to serve as a high-performance natural graphite anode material for lithium-ion batteries.

January 5, 2026 - Completion of the nuclear suitability program

The Company announced that AGC had received final results confirming that its ultra-high-purity Albany graphite meets the thresholds for applications across a range of high-value markets, including nuclear energy, defence and national security infrastructure, advanced aerospace and hypersonics, and premium lithium-ion batteries. Independent testing of Albany graphite bricks represented the culmination of the current stage of AGC's nuclear suitability program and further validated Albany's broader ultra-high-purity performance.

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Government Support

On September 2, 2025, the Company announced that AGC had been awarded a grant of $500,000 from the Government of Ontario's Critical Minerals Innovation Fund ("CMIF") for its Albany Graphite Purification and Anode Material Development Project. Under the project, AGC is collaborating with North American counterparties and Natural Resources Canada ("NRCan") with the objective of producing approximately five to six tonnes of flotation concentrate at approximately 85% TGC, while concurrent testwork addresses purification using NRCan's electrothermal FBR and the suitability of previously produced ultra-high-purity Albany graphite for lithium-ion battery applications, as anode and cathode additive, and for nuclear applications. AGC is contributing $314,500 to the project and NRCan is providing $200,000 of in-kind support. Full funding of the grant was received during the fiscal year ended March 31, 2026.

Strategic Direction and Advisors

On January 29, 2026, the Company issued a shareholder letter outlining a strategic reset and confirming Albany as the Company's lead value-creation asset. In that letter, management set out its intention to continue de-risking and advancing Albany through additional technical work and pilot-scale purification, and to improve the quality and completeness of the technical and economic information base, so that the Company could evaluate strategic options including partnerships, offtake agreements and other potential transactions when market conditions are supportive.

On April 9, 2026, the Company announced that AGC had engaged Micon International Limited ("Micon") to complete a new Preliminary Economic Assessment ("PEA") and NI 43-101 technical report for the Albany Graphite Project.

On April 16, 2026, the Company announced that AGC had engaged AppEco Inc. ("AppEco"), an independent economic research and advisory firm, to complete a market research and economic analysis study for the Albany Graphite Project. AppEco delivered its final report to the Company in July 2026 and its engagement concluded.

On April 21, 2026, the Company announced that AGC had executed an agreement with a specialist graphite processing company to manufacture certified graphite samples and to deliver process engineering inputs for the PEA. The service provider is engaged on a contract basis. The Company does not hold, and has not acquired, a licence to any purification technology owned by that service provider.

On April 28, 2026, the Company announced that AGC had engaged ERM Consultants Canada Ltd. ("ERM") to execute the 2026 environmental and social baseline scoping program at the Albany Graphite Project. The scoping program has been partly delivered. CLFN members are being integrated into every field campaign planned for the season. The scoping program builds on baseline work initiated in 2019 with the same consultant and advances Albany toward the standard that nuclear, defence and allied-nation critical mineral buyers are increasingly setting for graphite origin and traceability.

Project Expenditures

During the three-month period ended June 30, 2026, AGC incurred approximately $583,000 (three months ended June 30, 2025 - $53,200) on the Albany Graphite Project, including professional fees and geologist wages. These costs have been capitalized in accordance with the Company's accounting policy on Exploration and Evaluation Assets.

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2026 Preliminary Economic Assessment

On August 10, 2026, subsequent to the quarter end, the Company announced the results of a new PEA for the Albany Graphite Project, prepared by Micon International Limited ("Micon") in accordance with NI 43-101. The PEA evaluates Albany as an integrated operation, from extraction through flotation processing and fluidized bed reactor ("FBR") purification to finished ultra-high-purity graphite products for nuclear, defence and other strategic supply chains.

The new PEA supersedes the preliminary economic assessment prepared for the Company by Roscoe Postle Associates Inc. dated July 9, 2015. Readers should not rely on the 2015 study, which is no longer current.

Table 1: Economic Highlights

Metric	Value

Pre-tax NPV at 5% discount rate	US$4,179.3M

After-tax NPV at 5% discount rate	US$3,854.5M

Pre-tax IRR	27.7%

After-tax IRR	27.4%

After-tax payback period, discounted	4.4 years

Initial capital cost	US$817.0M

Sustaining capital cost	US$1,161.6M

Life of mine operating cost	US$6,645.2M

Operating cost per tonne of finished product	US$7,989.4

Weighted average realized product price	US$23,485 per tonne

Average annual revenue, gross	US$651.3M

Overall project life inclusive of pre-production and closure	35 years

All figures are stated in US dollars. Figures are estimates prepared for the purposes of the PEA and are subject to the assumptions and qualifications set out in the technical report.

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Table 2: Design Parameters

Metric	Value

Production period (years)	30

Nominal annual processing rate (tonnes per year)	894,454

Life of mine average head grade (% Cg)	3.9

Flotation recovery (%)	86

Design flotation concentrate production (tonnes per year)	34,483

Design finished product production (tonnes per year)	30,000

Purification performance in the economic model is based on bench-scale testwork. Bench-scale testing has demonstrated that Albany graphite can be purified to 5N levels, consistent with benchmarks associated with certain nuclear-grade graphite applications. "Cg" denotes graphitic carbon.

The economic analysis applies a product price of US$23,485 per tonne, an exchange rate of C$1.33 per US$1.00, and a 5.0% annual discount rate. Pricing was developed from independent market research prepared by AppEco Inc. and by a United States-based advanced graphite materials company engaged by the Company, assessed across the nuclear, defence and aerospace segments to which Albany's specifications apply. At an 8.0% discount rate, the pre-tax and after-tax NPVs are US$2.47 billion and US$2.29 billion respectively. The study contemplates a three-year pre-production period, a 30-year production period and a two-year closure period. The economic analysis is based on open pit extraction only.

Updated Mineral Resource Estimate

Micon updated the mineral resource estimate using drill hole data available as at June 30, 2026, reported on the basis of a combined open pit and underground scenario. Compared to the 2023 SLR Consulting (Canada) Ltd. estimate, Indicated Mineral Resources have increased from 22.9 Mt at 4.07% Cg to 23.1 Mt at 4.14% Cg, and Inferred Mineral Resources from 13.1 Mt at 2.87% Cg to 13.3 Mt at 2.88% Cg.

Table 3: Mineral Resource Estimate as at June 30, 2026

Mining method	Category	Cut-off (% Cg)	Tonnage (Mt)	Grade (% Cg)	Contained Cg (t)

Open pit	Indicated	1.48	23.1	4.14	957,075

Open pit	Inferred	1.48	9.35	2.73	254,747

Underground	Inferred	1.77	3.94	3.23	127,383

Total Indicated		1.48	23.1	4.14	957,075

Total Inferred		Variable	13.3	2.88	382,130

Effective date June 30, 2026. Estimated under CIM Definition Standards. Long-term price of US$23,485 per tonne Cg and an exchange rate of US$1.00 = C$1.33. Open pit resources constrained by a Datamine NPVS pit shell; underground resources within reporting shapes demonstrating reasonable prospects for eventual economic extraction. Inferred Mineral Resources have a lower level of confidence than Indicated and must not be converted to Mineral Reserves. Numbers may not add due to rounding.

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Cautionary Statement

The PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues. Readers are cautioned not to assume that all or any part of the Indicated or Inferred Mineral Resources will ever be converted into Mineral Reserves, or that the PEA represents, or will result in, an economically viable operation.

Qualified Persons

The PEA and mineral resource information disclosed above was prepared by William Lewis, P.Geo., Oktay Erten, P.Eng. and Charley Murahwi, P.Geo., all employees of Micon and independent of the Company and of Albany Graphite Corp., and all Qualified Persons for the purposes of NI 43-101. Peter Wood, P.Eng., P.Geo., Vice President of Development of Albany Graphite Corp. and a Qualified Person under NI 43-101, has supervised the preparation of and approved the technical information contained in this MD&A relating to the Albany Graphite Project.

Technical Report

The technical report supporting the PEA had not been filed as at the date of this MD&A. The Company intends to file it on SEDAR+ within 45 days of August 10, 2026, in accordance with NI 43-101. The summary above is qualified in its entirety by the technical report when filed.

Capital Requirements

The initial capital cost of US$817.0 million estimated in the PEA is materially in excess of the Company's cash resources as at June 30, 2026 ($16,596,697), and is separate from, and substantially greater than, the capital required for the near-term work program described above. No construction decision has been made, and any development of Albany would be contingent on completion of a Pre-Feasibility Study, a Feasibility Study, permitting, and a final investment decision. Development would require financing well beyond the Company's current resources, which may include equity, debt, strategic investment at the project level, offtake-linked funding or government programs. There can be no assurance that such financing will be available on acceptable terms, or at all, and any equity financing would be dilutive to existing shareholders.

Overall Performance

During the three-month period ended June 30, 2026 the Company recorded no net sales and a net loss of $2,043,675. Work in the quarter was directed at three things: advancing the Albany Graphite Project toward the preliminary economic assessment announced after quarter end, obtaining a settled regulatory position for ZenGUARD™ Enhanced Air Filters in Canada, and reducing the Company's cost base.

On May 27, 2026, the Company closed a private placement for gross proceeds of $18,000,000. Quarterly operating cash burn has fallen from $1.67 million in the quarter ended March 31, 2025, to $0.498 million in the quarter ended March 31, 2026. Government grant revenue of $111,906 was recognized in the quarter.

The Company recorded a provision of $286,000 for the destruction of 497,000 litres of graphene oxide acquired in 2022. Attempts to sell the material had been exhausted. The Company chose to write it off and pay to destroy it rather than continue to carry and store it.

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Results of Operations

Net loss

The Company recorded a net loss of $2,043,675 with basic and diluted net loss per share of $0.02 for the three-month period ended June 30, 2026 (2025 - loss of $1,362,348 and $0.01).

The Company's net loss reflects the transitional nature of operations as revenue generation shifts from direct product sales (historically low-margin, low-volume) toward IP licensing and CRO services (high-margin, scalable). During the three-month period ended June 30, 2026, net sales were $Nil.  The Company continued its work on revenue generation by acquiring their own internal mask producing machine for future production and sales and its first purchase order from Quality Filters to be produced and fulfilled in the coming quarter. Operating expenses include an increase spend in consultants and research and development, offset by government grants of $111,906 and other income of $99,090.

Net Sales

Consolidated net sales for the three-month period ended June 30, 2026, was $Nil (2025 - $57,797). Net sales recognized in the three-month period ended June 30, 2025 included the sale of products only.

Financial year ended June 30		Intellectual Property Development		Biotech		Albany Project		Total
2026	$	Nil	$	Nil	$	Nil	$	Nil
2025		$57,797	$	Nil	$	Nil		$57,797

Cost of Sales

Consolidated cost of sales for the three-month period ended June 30, 2026, was $Nil (2025 - $30,601).  Cost of sales includes the write-down for impairment of inventory in the amount of $Nil (2025 - $7,000) for the three-month period ended June 30, 2025.

Financial year ended June 30		Intellectual Property Development		Biotech		Albany Project		Total
2026	$	Nil	$	Nil	$	Nil	$	Nil
2025		$30,601	$	Nil	$	Nil		$30,601

Expenses

Accretion expense was $34,759 for the three-month period ended June 30, 2026 (2025 - $24,342).  The carrying value of the debt element of the convertible debentures is accreted to the original face value of the convertible debentures, over their expected term to maturity and was new starting April 2025.

Depreciation and amortization expense was $124,621 for the three-month period ended June 30, 2026 (2025 - $134,335). Amortization is taken on the capitalized cost of the Company's building, computers, equipment, leasehold improvements, and right-of-use assets.

Consulting fees were $105,414 for the three-month period ended June 30, 2026 (2025 - $6,155). The most significant component of the consulting costs incurred was for consultants working on investor relations activities.

Directors' fees expense was $58,125 for the three-month period ended June 30, 2026 (2025 - $63,125). This expense relates to compensation paid to the Company's independent Directors.

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Insurance expense was $74,820 for the three-month period ended June 30, 2026 (2025 - $77,682). These expenses relate to the costs required to adequately insure the Company's assets, operations and directors and officers.  Overall insurance expense has decreased in the three-month period ended June 30, 2026, compared to the same period of the prior year even though insurance coverage and programs have remained the same year-over-year as a result of reduced premiums.

Investor relations and promotion expenses were $897 for the three-month period ended June 30, 2026 (2025 - $10,043). These expenses consist primarily of the costs of consultants, marketing trips and other costs such as attending industry conferences.

Listing and filing fees were $83,398 for the three-month period ended June 30, 2026 (2025 - $85,934). These expenses consist primarily of the costs of maintaining registered status on various stock listing exchanges.

Office expenses were $19,043 for the three-month period ended June 30, 2026 (2025 - $21,967). Expenses have decreased as a result of the reduced head count, year-over-year.

Professional fees were $247,246 for the three-month period ended June 30, 2026 (2025 - $309,432). These fees consist primarily of the amounts charged for services provided by the Company's lawyers, auditors, and accountants.

Rent expense was $90,153 for the three-month period ended June 30, 2026 (2025 - $85,786). Rent expense has increased during the three-month period ended June 30, 2026 compared to the same period of the prior year as the Company entered into a new lease agreement with the University of Guelph for $4,137 per month effective December 1, 2025, for laboratory space.

Research and development expenses were $242,030 for the three-month period ended June 30, 2026 (2025 - $140,794). These expenses related to continued research and development activities across all 3 segments of business including the further development of graphene use and development, as well as aptamer research and Albany Project development.    Testing costs incurred under the Critical Minerals Innovation Fund for the development of the Albany project are included in this expense.  A request for a refund of a deposit of $225,000 made in December 2021 for a research project that was cancelled in December 2022, was recorded as a reduction in research and development expenses in Q1 2025.

Salaries and benefits expense was $409,904 for the three-month period ended June 30, 2026 (2025 - $660,640). These expenses relate to staffing costs required to operate the business. At June 30, 2026, there were 10 full-time employees and 2 summer interns on payroll versus 18 during the same period of the prior year.  Salaries and benefits expense for 2025, included severance and retention payments of approximately $50,000.

Share-based compensation costs were $401,698 for the three-month period ended June 30, 2026 (2025 - $121,562). Share-based compensation was based on the fair value of the options and restricted stock units as described in Note 12(c) and 12(d) of the audited consolidated financial statements.  Options were calculated using the Black-Scholes option pricing model and for restricted stock units, fair value was the grant date share value. Share-based compensation is recognized over the vesting period of the underlying options and restricted stock units. Share-based compensation costs increased in the three-month period ended June 30, 2026, as a result of the Company issuing for the first time restricted stock units in October and December 2025 resulting in share-based compensation expense for the quarter ended June 30, 2026 of $258,243 (2025 - $Nil).

Supplies and materials expense was $286,094 for the three-month period ended June 30, 2026 (2025 - $6,987). During the quarter ended June 30, 2026, the Company provided a provision of $286,000 for the destruction of 497,000 litres of excess graphene oxide that was acquired in 2022 and has been in storage since.

Travel expense was $16,524 for the three-month period ended June 30, 2026 (2025 - $35,900). This decrease reflects overall less travel by staff compared to the same period of the prior year.

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Other expenses were $52,989 for the three-month period ended June 30, 2026 (2025 - $70,358). The following table details the material components of the Company's other expenses for the financial year ended June 30, 2026, and 2025.

	Three-month Period Ended June 30, 2026 ($)	Three-month Period Ended June 30, 2025 ($)
Automotive	-	6,086
Bank fees	24,464	856
Dues and subscriptions	9,509	8,282
Freight and delivery	1,131	8,459
Meals and entertainment	3,680	7,084
Other expenses	5,531	4,346
Property taxes	-	9,239
Repairs and maintenance	3,816	14,256
Telephone	2,281	5,126
Utilities	2,577	6,624
Total	52,989	70,358

The decrease in automotive in the three-month period ended June 30, 2026, is a result of the completion of a company leased vehicle for the former CEO.

The increase in bank fees in the three-month period ended June 30, 2026, are fees charged to utilize the ATM which commenced in September 2025.

The decrease in freight and delivery for the three-month period ended June 30, 2026 is a result of the same period of the prior year included additional freight charges for sending samples of product to the middle east.

The decrease in meals and entertainment in the three-month period ended June 30, 2026, is a result of less travel by staff compared to the same period of the prior year.

The decrease in repairs and maintenance in the three-month period ended June 30, 2026, is a result of additional expenses incurred during the same period of the prior year related to extra spend prior to the sale of the lab facility in May 2025.

Interest income for the three-month period ended June 30, 2026, was $29,717 (2025 - $11,914). The Company earned interest on the funds received from the LIFE offering during the quarter ended June 30, 2026.  Less interest income was generated during the three-month period ended June 30, 2025, as there was less funds on hand at that time.

Interest expense for the three-month period ended June 30, 2026, was $32,564 (2025 - $36,802).  The three-month periods ended June 30, 2026 and 2025, included interest incurred on the convertible debentures which were new in April 2025.

Loss on disposal of property and equipment for the three-month period ended June 30, 2026, was $4,109 (2025 - gain of $488,829).  During the three-month period ended June 30, 2025, approximately $475,000 represents the gain on sale of the Corporate Court building, which was completed on May 15, 2025, offset by losses on disposal of equipment with the move from the Corporate Court location.

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In January 2025, the Canada Revenue Agency ("CRA") completed its CRA audit of the Company's 2018 and 2019 renunciation of Canadian exploration expenses ("CEE") in favour of subscribers of flow-through share private placements that closed on December 21, 2018, and December 20, 2019 (the "Flow-Through Financings") for aggregate proceeds of $4,210,000.

In February 2025, the Company received a Notice of Reassessment ("NOR") from CRA in respect of its 2018 Flow-Through Financing.  This NOR assessed a reduction in amounts previously renounced and resulted in additional Part XII.6 tax of $59,693.

In October 2025, the Company received a Notice of Reassessment ("NOR") from CRA in respect of its 2019 Flow-through Financing.  This NOR assessed a reduction in amounts previously renounced and resulted in additional Part XII.6 tax of $22,482.

The Company has estimated its potential Part XII.6 liability as a result of the CRA audit to be $93,000.  The reduction in previously provided renunciations may also result in an additional obligation for the Company to indemnify certain flow-through shareholders due to reductions in previously flowed through CEE deductions.  Management has estimated this indemnification obligation to be $427,000.

At September 30, 2024, a provision of $520,000 was originally recognized for this liability and included in accounts payable and accrued liabilities.  $93,000 of this liability consisted of management's estimate of Part XII.6 tax owing and $427,000 consisted of management's estimate of the Company' indemnification obligation.  During the financial year ended March 31, 2026, payments have been made to CRA in respect of the Part XII.6 liability for $82,175 and to subscribers for the Company's indemnification obligations of $29,618.

The Company recognized $111,906 in government grants during the three-month period ended June 30, 2026 (2025-$Nil).  The Company entered into an agreement with Critical Minerals Innovation Fund under which the Company received assistance and cost recoveries to a maximum of $500,000 for work on Albany Graphite purification and anode material development project. The Company entered into an agreement with Natural Resources Canada's Energy Innovation Program ("NRCan") which supports Canadian clean energy technologies. The Company's researchers along with the University of Waterloo's Si-C lithium-ion battery anode material research team will work together with a goal of producing full pouch cells which demonstrate the material's superior storage and performance characteristics.  The project is for the period April 1, 2025, to March 31, 2029 with a total budget cost of approximately $2.1M, with approximately $1.55M being funded by NRCan. The Company received $111,906 from NRCan as government grant in the three-month period ended June 30, 2026.

Cash Flows

During the three-month period ended June 30, 2026, cash increased overall by $15,293,959 (2025 – cash increased overall by $2,767,362). Operating activities resulted in a decrease in cash of $1,179,736 (2025 –$1,174,720) due to continued spending on consulting and professional fees, research and development, salaries and benefits and other expenses. Investing activities resulted in a decrease in cash of $583,016 (2025 – increase of $2,313,694 with the completion of the sale of Corporate Court for proceeds on sale of $2,366,936).   Financing activities resulted in an increase in cash of $17,056,711 (2025 – $1,628,388) with gross proceeds from the LIFE Offering of $18,000,000 and at-the-market proceeds of $571,618 offset by LIFE offering issue costs of $1,468,342, repayments of long-term debt and the lease liability.  During the same period of the prior year, the convertible debentures of $1,976,003, and proceeds from stock options exercised of $40,000 offset by repayments of long-term debt and the lease liability.

Mineral Exploration and Development

Albany Graphite Project

The claims comprising the Albany Graphite Project are presently held in good standing by AGC and there are sufficient assessment credits available to keep all the 4F claims in good standing for approximately 30 years. There are no environmental liability issues related to any previous exploration work on the claims. Neither the Company nor AGC have received from any government authority any communication or notice concerning any actual or alleged breach of any environmental laws, regulations, policies or permits. The claims are located in the traditional territory of the CLFN. In July 2011, the Company and CLFN signed an exploration agreement (assigned to AGC as part of the property transfer of the Albany Graphite Project) for a mutually beneficial and co-operative relationship regarding exploration and pre-feasibility activities on the Albany Graphite Project. Under this agreement, the Company committed to establishing a joint implementation committee and conveying preferential opportunities for employment and contracting as well as contributing to a social fund for the benefit of CLFN children, youth and elders. In 2018, the parties signed a new Memorandum of Understanding under which a project partnership structure will be created in support of the development of the Albany Graphite Project. Subsequent to 2015, most of the Albany Graphite Project work had been focused on metallurgical process development, environmental baseline studies, market studies, and research and development to determine the most attractive market opportunities for the Albany Graphite Project.

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As described above under "Company Overview and Discussion of Operations - Albany Graphite Project", the Company transferred the Albany Graphite Project to AGC with the purpose of moving the Albany Graphite Project forward with a separate corporate entity and management team dedicated exclusively to its development. The Company is not dependent on materials extracted from the Albany Graphite Project for its current business plans.

Administration and Capitalization

On April 1, 2026, the Company announced that it engaged ICP Securities Inc. ("ICP") to provide automated market-making services, including the use of its proprietary ICP Premium algorithm, in compliance with the policies and guidelines of the TSX Venture Exchange and other applicable legislation.

On May 27, 2026, the Company announced the closing of a private placement for gross proceeds of $18,000,000. Pursuant to the offering, the Company sold 18,000,000 units at a price of $1.00 per unit, with Red Cloud Securities Inc. acting as a sole agent and bookrunner.  Each Unit consists of one common share and one common share purchase warrant exercisable at a price of $1.50 until May 27, 2029.  The Company announced that it intends to use the net proceeds of the offering for the development and derisking of the Albany Graphite Project, including the completion of the new preliminary economic assessment, advancement of subsequent preliminary feasibility study work, and business development activities targeting small modular reactor developers, nation defence end-users, and other high-intensity end-user markets for which Albany ultra-high-purity graphite is suited; the continued commercialization of the Company's  ZenGUARDTM platform; payment obligations; and general working capital and corporate purposes.  As consideration for its services, Red Cloud received a cash fee of $1,197,360 and was issued 1,197,360 non-transferrable common share purchase warrants, each exercisable into one common share at the offering price until May 27, 2029.

On June 26, 2026, the Company announced that it had formed Strategic Graphite Partners LLC ("Strategic Graphite Partners") with ALO Graphite Partners LLC ("ALO Partners").  Strategic Graphite Partners was formed to establish a United States footprint for Zentek's Albany ultra-high-purity graphite in energy, defence, and national-security markets.  The Company's wholly owned subsidiary, Zentek USA Inc., owns 90% of Strategic Graphite Partners, with the remaining 10% owned by ALO Partners, a company owned and controlled by Perkin Industries and Jeremy Roenick. The joint venture is engaged in United States customer engagement and material qualification, offtake discussions, industry and government relations, and the evaluation of federal and allied government funding opportunities.  Funding the joint venture’s activities is an obligation of the Company.  In connection with the formation of the joint venture’s activities is an obligation of the Company.  In connection with the formation of the joint venture the Company entered into consulting agreements under which two individuals associated with ALO Partners were granted 50,000 stock options exercisable at $0.56 per share over twenty-four months, vesting in tranches in ALO Partners achieving aggregate capital contribution milestones to the joint venture.  The joint venture is pre-revenue.

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On June 26, 2026, the Company entered into a licence agreement with Applied Silver, Inc. under which the Company was granted an exclusive licence, subject to certain volume thresholds, to incorporate Applied Silver's EPA-registered antimicrobial silver ion technology into indoor air quality and air filtration products in the United States. The licence covers heating, ventilation and air conditioning systems, cabin air, cleanroom and healthcare filtration, commercial, institutional, residential and industrial building filtration, transportation and fleet cabin air applications, and personal respiratory protection products. The initial term is eight years and the agreement renews automatically for successive three-year periods. No sales have been made under the agreement as at June 30, 2026.

During the three-month period ended June 30, 2026, the Company issued 827,530 (2025 - Nil) common shares for gross proceeds of $571,618 (2025 - Nil) through an at-the-market offering.

Subsequent Events

On July 7, 2026, the Company announced that it had completed a validation and qualification program for ZenGUARD™ Enhanced Air Filtration Media with Quality Filters Inc. and received its first commercial order for 244 rolls to support production of multiple sizes of heating, ventilation and air conditioning air filters.

On July 15, 2026, the Company announced it had engaged Atrium Research Corporation to publish research reports on the Company based on publicly available information, industry data, and discussions with management.  The services will be provided for a term of 18 months beginning July 15, 2026, at a cost of $13,200 per quarter.

On July 20, 2026, the Company announced it had engaged Impaq Capital Inc. ("IMPAQ") to broaden investor awareness across North America.  Under the engagement, IMPAQ will conduct outreach to investment professionals across north America on behalf of the Company and provide regular activity report to the Company.  The agreement is for an initial term of six months commencing July 20, 2026, for a monthly cash fee of $13,500.

On August 10, 2026, the Company announced the results of a new Preliminary Economic Assessment for the Albany Graphite Project prepared by Micon International limited in accordance with NI 43-101.  See "Albany Graphite Project - 2026 Preliminary Economic Assessment" above.  The supporting technical report has not been filed as at the date of the MD&A and is to be filed on SEDAR+ within 45 days of August 10, 2026.

Summary of Quarterly Results

The following table sets out selected quarterly information for the eight most recently completed quarters, for which consolidated financial statements are prepared.

	Jun. 30, 2026 ($)	Mar. 31, 2026 ($)	Dec. 31, 2025 ($)	Sept. 30, 2025 ($)	Jun. 30, 2025 ($)	Mar. 31, 2025 ($)	Dec. 31, 2024 ($)	Sept. 30, 2024 ($)
Net Sales	Nil	36,767	65,280	6,204	57,797	813,596	37,718	15,692
Other income (expense)	204,040	367,560	325,706	51,909	465,498	261,808	695	(711,143)
Net Loss	2,043,675	3,526,268	2,488,152	2,391,190	1,362,348	1,839,671	2,601,769	3,045,029
Net Loss per Share (basic and diluted)	0.02	0.04	0.02	0.02	0.01	0.02	0.02	0.03

Discussion of Interim Period Results

The Company continued to generate limited revenue during the eight most recently completed quarters with the quarter ended March 31, 2025, being an exception, recognizing $792,500 in sales in its BioTech segment.

The quarterly net loss figure for the quarter ended June 30, 2026, included a provision of $286,000 for the destruction of the excess GO previously provided for at March 31, 2026.  Attempts to sell the inventory have been exhausted and the Company has decided to move forward with the disposal during the next quarter to reduce its continued storage fees of $180,000 per year.

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The quarterly net loss figure for the quarter ended March 31, 2026, included the change in the allowance for impairment of inventory in the amount of $1,698,000 representing an impairment for excess GO held in long term storage since 2022.  During that time, the Company was in discussions with respect to the sale of its excess GO at liquidation pricing with potential customers.  If unable to sell, the Company's intention is to dispose of the excess inventory in fiscal 2027.

The quarterly net loss figure for the quarter ended December 31, 2025, was a result of the Company's 50% share of costs associated with the Albany Graphite project testing related to the CMIF program of approximately $665,500 and approximately $461,300 of additional share-based compensation expense as a result of 1,579,000 new options and 1,079,000 restricted stock units issued during the quarter. Government grants of $384,838 were recognized in the quarter representing CMIF funding of $332,768 and ISC Challenge of $52,071.

The quarterly net loss figure for the quarter ended September 30, 2025, was more as a direct result of additional salaries expense of approximately $350,000 related to retention and retirement.  The Company's 50% share of costs associated with the Albany Graphite Project testing related to the CMIF program of approximately $90,000; additional professional fees of approximately $50,000 for the CEO search and additional mailing fees incurred related to the supplement to the management information circular of approximately $50,000.

The quarterly net loss figure for the quarter ended June 30, 2025, was less as a direct result of the completed sale of Corporate Court. resulting in a gain on sale of property of $488,829.

Government grants are recognized when there is reasonable assurance that the Company will comply with the terms and conditions associated with the grants and the grants will be received.  No grant revenue was recognized during the four quarters of fiscal 2025, increasing the loss for these quarters.

The quarter ended September 30, 2024, included some one-time costs for the contingent liability as a result of the Canada Revenue Agency flow-through share audit of $720,000.

Liquidity and Capital Resources

As at June 30, 2026, the Company had working capital of $13,810,481 (March 31, 2026, working capital deficit - $1,256,222) and cash and cash equivalents of $16,596,697(March 31, 2026 - $1,302,738). As at June 30, 2026, the Company has not yet achieved profitable operations and had an accumulated deficit of $92,937,877.

Going Concern and Capital Strategy:  These conditions reflect the Company's ongoing transition from product-sales operations to an IP licensing and CRO business model. Management is executing a multi-faceted capital strategy to support operations and value creation:

1. Albany Capital Program: Subsequent to year-end, the Company announced on May 27, 2026, the closing of a private placement for gross proceeds of $18,000,000, to fund Albany de-risking activities while supporting corporate operations during business model transformation.

2. Government Funding: Successfully secured $500,000 Critical Minerals Innovation Fund grant for Albany development, fully received and recognized in the financial year ended March 31, 2026 ($500,000 recognized in the financial year ended March 31, 2026), with potential for additional government support programs.

3. CRO Revenue Ramp: Generated first IP development fee revenue of $42,500 in Q3 FY2026, with multiple additional partnership discussions underway targeting higher-value, multi-quarter development engagements.

4. Cost Optimization: Reduced quarterly operating cash burn from $1.67M (Q4 FY2025) to $0.498M (Q4 FY2026), with further optimization planned as product-sales operations wind down and CRO model scales.  Management believes the planned Albany capital raise, combined with CRO revenue growth and continued cost discipline, will provide sufficient liquidity to execute the Company's transformation strategy. While the proceeds from the May 2026 private placement have significantly strengthened the Company's liquidity position, the Company remains dependent on the successful commercialization of its products and technologies, achieving profitable operations, and/or obtaining additional financing in the future.

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Accordingly, the unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

Capital Allocation

The Company applies one test to each initiative: whether there is a validated route to revenue, and whether a partner is prepared to share the cost. Initiatives that do not meet that test are stopped or paused rather than carried.

Applying that test, the Company deprioritized its Gulf Cooperation Council channel after eighteen months of management time and travel established that the commercial conversion cycle in the region is longer than the Company had anticipated. It paused work with Levidian Nanosystems Limited after testing established that the two materials are not compatible. It suspended the Al-Ramez International Group and Jazeera Paints initiatives. It stopped funding development of its diesel fuel technology and will resume that work only if an industrial partner funds it. It wrote off and destroyed graphene oxide inventory it could not sell rather than continue to store it. None of these relationships was terminated; each can be reactivated if a partner brings funding.

Capital is being concentrated on the Albany Graphite Project, the ZenGUARD™ coating platform and the Triera aptamer platform. Future financing will be linked to defined milestones on those three programs rather than to open-ended development.

Use of Proceeds

On May 27, 2026, the Company closed a private placement of 18,000,000 units at $1.00 per unit for gross proceeds of $18,000,000. The table below compares the use of those proceeds disclosed by the Company at the time of the offering against the amounts applied to June 30, 2026, and explains any variance and its effect on the Company's ability to achieve its business objectives and milestones. This disclosure is given in accordance with item 1.4(i) of Form 51-102F1.

Offering and Excise of Agent's Options	Expected Amount as at date of LIFE Offering	Actual Amount as at May 27, 2026 close	Variance
	($)	($)	($)
Amount raised by the Offering	18,000,000	18,000,000	-
Selling commissions and fees	1,260,000	1,197,360	(62,640)
Offering Costs	200,000	270,981	70,981
Net proceeds of Offering	16,540,000	16,531,659	(8,341)
Working capital as at most recent month end (deficiency)	(462,222)	(462,222)	-
Total available funds	16,077,778	16,069,437	(8,341)

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The Following table sets out the uses that the Company planned for such proceeds over the twenty-four-month period following the financing, as disclosed in the LIFE Offering document, and an update on the actual expenditures using such funds:

Category	Expected Amount as at date of LIFE Offering	Approximate Actual Amount spent as at June 30, 2026	Variance
	($)	($)	($)
Development of and derisking of the Albany Graphite Project	11,500,000	228,245	11,271,755
ZenGUARD commercialization, Triera CRO launch	500,000	-	500,000
Payment of Obligations, Working Capital and General Corporate Purposes	4,077,778	889,070	3,188,708
Total	16,077,778	1,117,315	14,960,463

From May 27, 2026 to June 30, 2026, the Company spent approximately $1,117,315 of the $16,077,778 that was expected to be available including $228,245 with consultants engaged to complete the new PEA. The variance between planned and actual amounts reflects timing rather than a change in intended use:  the twenty-four-month deployment period began on May 27, 2026, and approximately one month had elapsed at June 30, 2026.  The variance has had no impact on the Company’s ability to achieve its business objectives and milestones.

Transactions with Related Parties

The remuneration of key management personnel during the three-month period ended June 30, 2026 and 2025 were as follows:

a) Directors' fees - $58,125 (2025 - $63,125)

b) Salaries and benefits - $227,500 (2025 - $228,750)

c) Share-based compensation - $366,321 (2025 - $147,406)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

On September 3, 2025, the Company's CEO Greg Fenton, resigned his position as CEO and as a member of the Board of Directors effective immediately, to become the full-time CEO of Altek Advanced Materials Inc. ("Altek"), a Nevada incorporated private company focused on the commercialization of advanced material technologies in the United States of which Mr. Fenton owns more than a 50% beneficial equity interest.  The Company has entered into a non-arm's length, binding letter of intent with Altek to negotiate one or more non-exclusive licensing agreements relating to the Company's various technologies.  On October 6, 2025, the Company's former Chief Science Officer, Colin van der Kuur joined the board of Altek as a director.

On May 27, 2026, as part of the private placement financing, certain directors and officers of the Company participated in the LIFE Offering for an aggregate of 695,000 Units.  The Common Shares and Warrants underlying the Units sold to the key management personnel and the Warrant Shares underlying such Warrants, if exercised, are subject to a hold period until September 28, 2026, as required by the TSX Venture Exchange.

Current and Future Changes in Accounting Policy

Statement of Compliance

The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB").

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New Standards, Interpretations and Amendments not yet Effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the year beginning April 1, 2027:

 IFRS 18 Presentation and Disclosure in Financial Statements (New)

The Company is currently assessing the impact of these new accounting standards and amendments.

Critical Judgments and estimation uncertainties

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Inventories

Inventories are comprised of raw materials.  Inventories are recorded at the lower of cost and net realizable value.  Cost is determined on a standard cost basis, and includes the purchase price and other costs, such as import duties, taxes and transportation costs.  Inventory cost is determined on a first-in, first-out basis and any trade discounts and rebates are deducted from the purchase price.  Raw material costs include the purchase cost of the materials and freight-in.  Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling costs.

Expected credit loss allowance and provision

The Company determines an expected credit loss allowance for trade receivables based on the estimated expected lifetime credit loss, considering the actual credit loss in prior years and forward-looking estimates of expected collections. This estimate varies depending on the nature of the trade receivables, the majority of which are associated with the health sciences business; however, also includes receivables from government agencies and related parties. The loss allowance is reviewed on a quarterly basis and any change in estimate is accounted for prospectively.

For the year ended March 31, 2026, one customer accounted for approximately 32% of revenue and approximately 37% of trade accounts receivable. Total trade receivables at that date were $51,029 and the expected credit loss allowance on trade receivables was $32,347, being approximately 63% of the trade receivables balance.  The expected credit loss allowance relates principally to Altek, and does not relate to the significant customer described above, whose receivable balance as at March 31, 2026 was $18,681, aged 8 days and subsequently collected May 6, 2026 in full.

Impairment (impairment reversal) of exploration and evaluation assets

While assessing whether any indications of impairment or impairment reversal exist for exploration and evaluation assets, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets.

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Impairment (impairment reversal) of property and equipment

Judgements are required to assess when internal or external indicators of impairment or impairment reversal exist, and impairment testing is required. Management considers internal and external sources of information including forecasted sales, cashflows and expected production volumes. Judgement is required to assess these internal and external factors when determining if the carrying amount of an asset is impaired, or in the case of a previously impaired asset, whether the carrying amount of the asset has been restored.

Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviours and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Contingencies

By their nature, contingencies will only be resolved when one or more future events transpire. The assessment of contingencies inherently involves estimating the outcomes of future events. The Company has disclosed its disputes and was required to exercise judgement in assessing the recorded amounts.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, lease liability and long-term debt. Unless otherwise noted, the Company does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximates carrying values.

As at June 30, 2026 the Company does have financial instruments recorded at fair value that require classification within the fair value hierarchy. On April 9, 2025, the Company completed a non-brokered private placement of debenture units through the issuance of 2,000 Debenture Units for gross proceeds of $2,000,000.  Note 11 to the audited consolidated financial statements present the inputs used to fair value the debenture units and their associated components.

Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of shares, of which 126,619,532 (March 31, 2026 – 107,792,002) shares were issued and outstanding as fully paid and non-assessable as at June 30, 2026.

Refer to Note 10(c) to the condensed interim consolidated financial statements for details regarding stock options issued and exercisable as at June 30, 2026.

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Risks and Uncertainties

The operations of the Company are speculative due to the high-risk nature of its business, which includes the development of certain intellectual property and the manufacturing of graphene related products, and which may include the future acquisition, financing, and development of the Albany Graphite Project. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking information relating to the Company. Accordingly, any investment in securities of the Company is speculative and investors should not invest in securities of the Company unless they can afford to lose their entire investment.

The Company assesses and attempts to minimize the effects of these risks through careful management and planning of its operations and hiring qualified personnel but is subject to a number of limitations in managing risk resulting from its early stage of development. Below is a non-exhaustive summary of the principal risks and related uncertainties that may impact the Company. Such risk factors, as well as additional risks and uncertainties set out elsewhere in the Company's publicly filed documents, and additional risks and uncertainties not presently known to Company or that the Company currently deems immaterial, could have a material adverse effect on the Company's business, financial condition and results of operations or the trading price of the common shares.

Negative Operating Cash Flow

During the three-month period ended June 30, 2026, the Company had negative operating cash flow because its revenues did not exceed its operating expenses. For the year ended March 31, 2026, the Company recorded revenue of $166,048 and operating expenses of $9,305,708.  For the three-month period ended June 30, 2026, net sales were $Nil and the net loss was $2,043,675.  In addition, as a result of the Company’s business plans for the development of its products, the Company expects cash flow from operations to be negative until revenues improve to offset its operating expenditures. The Company’s cash flow from operations may be affected in the future by expenditures incurred by the Company to continue to develop its products. To the extent the Company has negative cash flow in any future period, the Company may be required to allocate funds to fund such negative cash flow from operating activities. In order to stay in business, in the absence of cash flow from operations, the Company will have to raise funding through financing activities. However, there is no certainty the Company will be able to raise funds at all or on terms acceptable to the Company in the event it needs to do so. Furthermore, additional funds raised by the Company through the issuance of equity or convertible debt securities would cause the Company’s current shareholders to experience dilution. Such securities also may grant rights, preferences or privileges senior to those of the Company’s shareholders. The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain restrictive covenants, which likely would restrict the Company’s operations.

Liquidity Concerns and Future Financing

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of June 30, 2026, the Company had a cash balance of $16,596,697 (March 31, 2026 - $1,302,738) to settle current liabilities of $3,785,091 (March 31, 2026 - $3,533,474). On October 22, 2025, the Company completed a non-brokered private placement of units through the issuance of 2,338,893 Units at a price of $1.06 per Unit for gross proceeds of $2,479,227.  Net proceeds of the Offering will be used for working capital and general corporate purposes.  On August 19, 2024, the Company closed a Non-Brokered Private Placement of units (the "Units") through the issuance of 2,361,500 Units at a price of $1.30 per Unit for gross proceeds of $3,069,950.  Net proceeds of the Offering will be used for working capital and general corporate purposes.  On April 9, 2025, the Company closed a non-brokered private placement of debenture units through the issuance of 2,000 Debenture Units for gross proceeds of $2,000,000.  Net proceeds of the Offering will be used for working capital and general corporate purposes.  On May 15, 2025, the Company completed the sale of 24 Corporate Court. in Guelph, Ontario for $2,500,000 which currently is the registered head office of the Company.  On May 15, 2025, the proceeds from the closing of the sale were used to fully repay and discharge the mortgage.  The Company leased back the property from the purchaser until January 31, 2026 and in December 2025 moved its laboratory to a new location within Guelph, Ontario.  In May 2026, the Company completed a private placement for gross proceeds of $18 million, which significantly strengthened its liquidity position.  As at June 30, 2026, the Company had not yet achieved profitable operations, had an accumulated deficit of $92.9 million, reported a net loss of $2.0 million and cash outflows from operating activities of $1.2 million in the three-month period ended June 30, 2026, and expects to incur further losses in the development and commercialization of its products and technologies.  These events and conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company's ability to continue as a going concern.  While the proceeds from the May 2026 private placement have significantly strengthened the Company's liquidity position, the Company remains dependent on the successful commercialization of its products and technologies, achieving profitable operations, and/or obtaining additional financing in the future.

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Uncertainties Relating to the Company's Business Plans

There is no assurance that broad successful commercial applications may be feasible for the Company. The Company is continuing to explore, develop, and test its current products and new products, and there can be no assurance that new uses of existing products or new products will be fully developed for commercial application, that test results will be successful, if completed at all, that any necessary permits or approvals required in order to market such products will be obtained by the Company, or that existing technology or products will become profitable. Furthermore, there is no assurance that the Company will complete any acquisitions or acquire any know-how or trade secrets to carry out certain of its future objectives. Should the Company fail to achieve any of the foregoing, this could have a material adverse impact on the business and planned business of the Company.

The Company's business is in part dependent on patents, trade secret and other intellectual property laws of Canada, and potentially foreign jurisdictions. The Company may be unable to prevent third parties from using its intellectual property without its authorization. Some of the Company's current or future technologies and trade secrets may not be covered by any patent or patent application, and the Company's issued and pending patents may not provide the Company with any competitive advantage and could be challenged by third parties. The Company's inability to secure issuance of pending patent applications may limit its ability to protect the intellectual property rights these pending patent applications were intended to cover. The Company's competitors may attempt to design around its patents to avoid liability for infringement and, if successful, could adversely affect the Company's market share. Furthermore, the expiration of the Company's patents may lead to increased competition.

Additionally, the Company plans to construct facilities for some of its operations and business activities. There can be no assurance that locations will be secured on terms favourable to the Company or at all, that engineering plans will be completed or will be satisfactory for the intended business activities of the Company, that any required permitting will be obtained, that construction of such facilities will be completed, or that such facilities will ever become operational. If such facilities are not constructed, or do not become operational, or do not operate at the capacity required or anticipated, there could be a material adverse effect of the Company's planned business and operations.

Economic and Political Conditions

Worldwide financial and economic cycles or conditions are uncertain, and recovery from a business downturn or recession could be very slow and have a significant impact on the Company's business. The Company's business is sensitive to changes in economic and political conditions, including interest rates, currency issues, energy prices, trade issues including the potential imposition of tariffs by the United States or other nations, international or domestic conflicts or political crises, and epidemics or pandemics.

The credit and financial markets have experienced extreme volatility and disruptions due to the current conflicts in the Middle East and between Ukraine and Russia. The conflicts are expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia, as a retaliatory action, may launch cyberattacks against the United States, its government, infrastructure and businesses. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of our ordinary shares to be adversely affected.

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Revenue from Graphene-related Products Sales; Long and Complex Sales Cycle

To date, the Company has recorded minimal revenue from its graphene enhanced products sales. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses, and capital expenditures may increase in subsequent years. The Company expects to continue to incur losses unless and until such time as it enters into long-term and large-volume supply agreements and generates sufficient revenues to fund its continuing operations.

Intellectual Property

The Company relies on the patent, trade secret and other intellectual property laws of Canada, and foreign jurisdictions. The Company may be unable to prevent third parties from using its intellectual property without its authorization. The unauthorized use of the Company's intellectual property could reduce any competitive advantage that it has developed, reduce its market share or otherwise harm its business. In the event of unauthorized use of the Company's intellectual property, litigation to protect and enforce the Company's rights could be costly, and the Company may not prevail.

Some of the Company's current or future technologies and trade secrets may not be covered by any patent or patent application, and the Company's issued and pending patents may not provide the Company with any competitive advantage and could be challenged by third parties. The Company's inability to secure issuance of pending patent applications may limit its ability to protect the intellectual property rights these pending patent applications were intended to cover.

The Company's competitors may attempt to design around its patents to avoid liability for infringement and, if successful, could adversely affect the Company's market share. Furthermore, the expiration of the Company's patents may lead to increased competition.

In addition, effective patent, trade secret and other intellectual property protection may be unavailable or limited in some foreign countries. In some countries, the Company may not apply for patent or other intellectual property protection. The Company also relies on unpatented technological innovation and other trade secrets to develop and maintain its competitive position. Although the Company generally enters into confidentiality agreements with its employees and third parties to protect its intellectual property, these confidentiality agreements are limited in duration, could be breached and may not provide meaningful protection of its trade secrets. Adequate remedies may not be available if there is an unauthorized use or disclosure of the Company's trade secrets and manufacturing expertise. In addition, others may obtain knowledge about the Company's trade secrets through independent development or by legal means. The failure to protect the Company's processes, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on its business by jeopardizing critical intellectual property.

Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to such trade secret products or processes. This could have a material adverse effect on the Company's ability to make and sell products or use such processes and could potentially result in costly litigation in which the Company might not prevail. The Company could face intellectual property infringement claims that could result in significant legal costs and damages and impede its ability to produce key products, which could have a material adverse effect on its business, financial condition, and results of operations.

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Product Development and Technological Change

There is no assurance that broad successful commercial applications for the Company's products may be feasible. Most, if not all, of the scientific and engineering data related to the Company's products has been generated by the Company's own laboratories or laboratory environments of the Company's partners, such as universities. There can be no assurance that laboratory data translates to or is representative in commercial applications.

Additionally, the industries in which the Company seeks to operate are characterized by rapid technological change and frequent new product introductions. Part of the Company's business strategy is to monitor such changes and take steps to remain technologically current, but there is no assurance that such a strategy will be successful. If the Company is not able to adapt to new advances in materials sciences, or if unforeseen technologies or materials emerge that are not compatible with the Company's or that could replace its products, the Company's revenues and business would likely be adversely affected.

Market Development and Growth

Failure to further develop the Company's key markets and existing geographic markets or to successfully expand its business in the future into new markets could have an adverse impact on sales growth and operating results. The Company's ability to further penetrate its key markets and the existing geographic markets in which it competes and/or aims to compete, and to successfully expand its business into other countries, is subject to numerous factors, many of which are beyond its control. There can be no assurance that efforts to increase market penetration in the Company's key markets and existing geographic markets will be successful. Failure to achieve these goals may have a material adverse effect on the Company's operating results.

Unpredictable Sales Cycles

The sales cycle for graphene products may range considerably from one to multiple years from the time a customer begins testing the Company's product until the time that they could be used in a commercial product. Timing of product introduction could vary significantly based on the target market.

The Company has demonstrated little track record of success in completing customer development projects, which makes it difficult to evaluate the likelihood of future success. The sales and development cycles for the Company's products are subject to customer budgetary constraints, internal acceptance procedures, competitive product assessments, scientific and development resource allocations, and other factors beyond the Company's control. If the Company is not able to successfully accommodate these factors to achieve commercial success, the Company may be unable to achieve sufficient sales to reach profitability.

Government Regulation and Import/Export Controls

The Company's future operations, including development, and commencement and continuation of commercial production, require licenses, permits or other approvals from various federal, provincial, local and potentially foreign governmental authorities, and such operations are or will be governed by laws and regulations relating to production, exports, taxes, labor standards, occupational health and safety, waste disposal, toxic substances, prospecting, development, mining, land use, water use, environmental protection, land claims of indigenous people and other matters. Furthermore, in certain foreign jurisdictions, these regulatory requirements may be more stringent than those in Canada. Certain export control laws or economic sanctions laws may include restrictions or prohibitions on the sale or supply of certain products and services to embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain technology, including import and export permitting and licensing requirements, and have enacted or could enact laws that could limit the Company's ability to distribute its products. Changes in the Company's products, or future changes in export and import regulations may prevent any potential international customers from utilizing the Company's products globally or, in some cases, prevent the export or import of the Company's products to certain countries, governments, or persons altogether.

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Additionally, the United States government has taken certain actions that could negatively impact trade with the United States, including imposing tariffs on certain imported goods and prohibiting certain imports into the United States.  In retaliation, Canada, Mexico and China continue to evaluate imposing tariffs on a wide range of American products.  There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, potentially leading to a global trade war.  Such tariffs and prohibitions, if expanded to other categories, could have a significant impact on the Company's business, particularly on the importation of certain equipment manufactured in other countries and the sale of the Company's products in other countries.

Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of the Company's products in the future by, or in the Company's decreased ability to export or sell its products to, potential international customers. Any limitation on the Company's ability to export or sell its products would likely adversely affect the Company's future business, results of operations, and financial results.

Large volume production of graphene requires permits and approvals from various government authorities, and is subject to extensive federal, provincial, state, and local laws and regulations governing development, production, exports, taxes, labour standards, occupational health and safety, environment, and other matters. As graphene is a new chemical substance, production and sale of graphene may be subject to specific occupational health and safety and environment regulatory approvals in different jurisdictions including, without limitations, under the Canadian Environmental Protection Act (Canada), the Food and Drug Act (Canada), the Toxic Substances Control Act (USA), the Food Drug and Cosmetic Act (USA) and the Registration, Evaluation, Authorization and Restriction of Chemicals (Europe).

Health Canada also regulates certain markets into which the Company intends to supply products or license its intellectual property. There is no assurance that Health Canada or any other body will grant license for sales into markets it regulates. Each foreign jurisdiction for the Company's products is regulated, and no assurance exists that sales of graphene-related products will be permitted. Any inability by the Company to obtain approval from Health Canada and/or international bodies could have a material adverse impact of the business of the Company.

The Company is also subject to consumer protection laws that may impact its sales and marketing efforts. These laws, as well as any changes in these laws, could make it more difficult for the Company to sell and market its products. These laws and regulations are subject to change over time and thus the Company must continue to monitor and dedicate resources to ensure continued compliance. Non-compliance with applicable regulations or requirements could subject the Company to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if the Company does not prevail in any possible civil or criminal litigation, its business, operating results, and financial condition could be materially adversely affected.

Additionally, in order for the Company to carry out its activities, any required licenses and permits must be obtained and kept current. There can be no assurance, however, that the Company will obtain on reasonable terms or at all the permits and approvals, and the renewals thereof, which it may require for the conduct of its future operations or that compliance with applicable laws, regulations, permits and approvals will not have an adverse effect on the Company's business plans. Possible future environmental and mineral tax legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delay on the Company's planned exploration and operations, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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Industry Competition

The Company seeks to compete with other graphene and manufacturing companies, in highly competitive markets. Some of the Company's competitors have substantially greater financial, marketing and other resources and higher market share than the Company has in certain products or geographic areas. As the markets for the Company's products expand, additional competition may emerge, and competitors may commit more resources to products which directly compete with the Company's products. There can be no assurance that the Company will be able to compete successfully with existing competitors or be able to develop any market for its products, or that its business will not be adversely affected by increased competition or by new competitors.

There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects and any such inability could have a material adverse effect on the Company's business and financial condition.

Lack of Trading Market for Graphene

Unlike commodity minerals such as copper, gold or silver, industrial minerals such as graphene precursor graphene materials and graphite do not have a metals exchange or an open market upon which to trade and therefore prices are not set in an open market or publicly traded market, and there can be no assurance that certain items can be sold or purchased at any time. As prices are set with private suppliers and private customers, it is difficult to predict what market prices may be at the time of any transaction. There can be no guarantees that the Company will be able to sell its graphene products in a profitable manner, or at all.

Shortages

The Company will be dependent on various supplies, equipment, parts and labour, and the services of contractors to carry out its business objectives. The availability and cost of such supplies, equipment, parts or labour or the services of contractors could have a material adverse effect on the Company's ability to successfully carry out its exploration and development activities.

Reliance on Key Personnel

The Company's development to date has depended, and in the future, will depend largely on the efforts of key management and other key personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company's business. Further, with respect to the future development of the Company's projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training, and retaining such personnel may increase. Factors outside the Company's control, including competition for human capital and the high-level of technical expertise and experience required to execute this development will affect the Company's ability to employ the specific personnel required. The failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on the Company's business, results of operations, and financial condition. The Company has not taken out and does not intend to take out "key man insurance" in respect of any directors, officer, or other employees.

Qualified Employees

Recruiting and retaining qualified personnel is critical to the Company's success. Especially if it relates to its graphene operations, finding skilled scientists and a sales team familiar with the subject matter is difficult. As the Company grows further, the need for skilled labour will increase. The number of persons skilled in the high-tech manufacturing business is limited and competition for this workforce is intense. This may adversely affect the business of the Company if it is unable to recruit and retain qualified personnel as and when required.

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Cybersecurity Threats

The reliability and security of the Company's information technology ("IT") systems are important to the Company's business and operations. Although the Company has established and continues to enhance security controls intended to protect the Company's IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyberattacks. A significant breach of the Company's IT systems could, among other things, cause disruptions in the Company's manufacturing operations (such as operational delays from production downtime, inability to manage the supply chain or produce products for customers, disruptions in inventory management), lead to the loss, destruction, corruption or inappropriate use of sensitive data, including employee information or intellectual property, result in lost revenues due to theft of funds or due to a disruption of activities, including remediation costs, or from litigation, fines and liability or higher insurance premiums, the costs of maintaining security and effective IT systems, which could negatively affect results of operations and the potential adverse impact of changing laws and regulations related to cybersecurity or result in theft of the Company's, its customers' or suppliers' intellectual property or confidential information. If any of the foregoing events (or other events related to cybersecurity) occurs, the Company may be subject to a number of consequences, including reputational damage, a diminished competitive advantage and negative impacts on future opportunities which could have a material adverse effect on the Company.

Share Price Fluctuations

The market price of securities of many companies, particularly development stage companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company's share price will not occur. In particular, the fluctuations may be exaggerated if the trading volume of the Company's common shares is low.

Cost Absorption and Purchase Orders

Especially as it relates to its activities in the transportation industry, and given the current trends in that industry, the Company is under continuing pressure to absorb costs related to product design and development, engineering, program management, prototypes and validation. In particular, OEMs are requesting that suppliers pay for the above costs and recover these costs through the piece price of the applicable component. Contract volumes for customer programs not yet in production are based on the Company's customers' estimates of their own future production levels. However, actual production volumes may vary significantly from these estimates due to a reduction in consumer demand or new product launch delays, often without any compensation to the supplier by its OEM customer. Typical purchase orders issued by customers do not require that they purchase a minimum number of the Company's products. For programs currently under production, the Company is generally unable to request price changes when volumes differ significantly from production estimates used during the quotation stage. If estimated production volumes are not achieved, the product development, design, engineering, prototype and validation costs incurred by the Company may not be fully recovered. Similarly, future pricing pressure or volume reductions by the Company's customers may also reduce the amount of amortized costs otherwise recoverable in the piece price of the Company's products. Either of these factors could have an adverse effect on the Company's profitability. While it is generally the case that once the Company receives a purchase order for products of a particular vehicle program it would continue to supply those products until the end of such program, customers could cease to source their production requirements from the Company for a variety of reasons, including the Company's refusal to accept demands for price reductions or other concessions.

Acquisitions

The Company could seek to acquire complementary businesses, assets, technologies, services or products, at competitive prices. The Company could pursue acquisitions in those product areas which were identified as key to the Company's long-term business strategy. However, as a result of intense competition in these strategic areas, the Company may not be able to acquire the targets needed to achieve its strategic objectives. The completion of such transactions poses additional risks to the Company's business.

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Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labor relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. Although the Company seeks to conduct appropriate levels of due diligence on acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, the Company may identify risks and liabilities that cannot be sufficiently mitigated through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on the Company's operations or profitability. The benefit to the Company of previous and future acquisitions is highly dependent on the Company's ability to integrate the acquired businesses and their technologies, employees and products into the Company, and the Company may incur costs associated with integrating and rationalizing the facilities (some of which may need to be closed in the future).

The Company cannot be certain that it will successfully integrate acquired businesses or that acquisitions will ultimately benefit the Company. Any failure to successfully integrate businesses or failure of the businesses to benefit the Company could have a material adverse effect on its business and results of operations. Such transactions may also result in additional dilution to the Company's shareholders or increased debt. Such transactions may involve partners, and the formula for determining contractual sale provisions may be subject to a variety of factors that may not be easily quantified or estimated until the time of sale (such as market conditions and determining fair market value).

Launch and Operational Costs

The launch of new business, in an existing or new facility, is a complex process, the success of which depends on a wide range of factors, including the production readiness of the Company and its suppliers, as well as factors related to tooling, equipment, employees, initial product quality and other factors. A failure to successfully launch material new or takeover business could have an adverse effect on profitability. The Company's manufacturing processes are vulnerable to operational problems that can impair its ability to manufacture its products in a timely manner, or which may not be performing at expected levels of profitability. The Company's facilities and proposed facilities contain complex and sophisticated equipment that is used in its manufacturing processes. The Company could experience equipment failure in the future due to wear and tear, design error or operator error, among other things, which could have an adverse effect on profitability. From time to time, the Company may have some operating divisions which are not performing at expected levels of profitability. Significant underperformance of one or more operating divisions could have a material adverse effect on the Company's profitability and operations.

Material and Commodity Prices

Prices for key raw materials and commodities used in the production of graphene-based products, as well as energy prices, have proven to be volatile at certain times. To the extent that the Company is unable to fully mitigate its exposure to price change of key raw materials and commodities, particularly through engineering products with reduced content, by passing price increases to customers, or otherwise, such additional costs could have a material adverse effect on profitability. Increased energy prices could also have an impact on production or transportation costs which in turn could affect competitiveness.

Uninsured Risks

The Company maintains insurance to cover normal business risks. In the course of its manufacturing businesses, certain risks and, in particular, unexpected or unusual catastrophic events including explosions and fire may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the common shares of the Company.

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Litigation

The Company has entered into legally binding agreements with various third parties, including supply, license, distribution, non-disclosure, consulting and partnership agreements. The interpretation of the rights and obligations that arise from such agreements is open to interpretation and the Company may disagree with the position taken by the various other parties resulting in a dispute that could potentially initiate litigation and cause the Company to incur legal costs in the future. Given the speculative and unpredictable nature of litigation, the outcome of any such disputes could have a material adverse effect on the Company's business.

Credit Risk

As at June 30, 2026, the Company's credit risk was primarily attributable to cash, accounts and other receivables. Financial instruments included in accounts and other receivables consisted of trade receivables generated through sales as well as recoverable Harmonized Sale Tax. The Company's cash is held with reputable financial institutions. Management believes that the credit risk with respect to financial instruments included in accounts and other receivables is remote.

Interest Rate Risk

The Company has cash and cash equivalent balances at federally regulated Canadian banks. The Company periodically monitors the investments it makes, the security of such investments and is satisfied with the credit ratings of its banks. The Company closely monitors interest rates to determine the appropriate course of action to be taken by the Company.

Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Financial Capability and Additional Financing

The Company has limited financial resources and there is no assurance that sufficient additional funding will be available to enable it to fulfill its business objectives or obligations, on acceptable terms or at all. Unanticipated expenses and other developments could cause existing funds to be depleted sooner than expected. In the event that its existing cash resources are inadequate to fund operational expenses, and in order to fund the planned business objectives of the Company, the Company will be required to raise additional financing from external sources, such as debt financing, equity financing or joint ventures. The Company's ability to raise additional equity financing may be affected by numerous factors beyond the Company's control, including, but not limited to, adverse market conditions, commodity price changes and an economic downturn. Failure to obtain additional funding on a timely basis could result in delay or indefinite postponement of the development of the Company's business and could cause the Company to reduce or terminate its operations. Additional funds raised by the Company from treasury share issuances may result in significant dilution to existing shareholders, a depressive effect on the price of the common shares and/or a change of control.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed business programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects or locations. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary licenses and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company will have the resources or expertise to meet its obligations under such licenses and permits.

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Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of the ZenGUARD™ masks and other products, their global acceptance and demand along with their regulatory approvals in other jurisdictions. The level of interest rates, rate of inflation, production costs, healthcare and consumer demand, and stability of exchange rates can all cause significant fluctuations in revenue. Such external economic factors are in turn influenced by changes in international purchasing patterns, monetary systems and political developments.

Environmental Regulation

AGC's Albany Graphite Project is subject to environmental laws and regulations which may materially and adversely affect its future operations. These laws and regulations control the exploration and development of the Albany Graphite Project and their effects on the environment, including air and water quality, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require AGC to acquire permits and other authorizations for certain activities. There can be no assurance that AGC will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect AGC's operations.

AGC is not currently insured against most environmental risks. Without such insurance, and if AGC becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds AGC has to pay such liabilities and result in bankruptcy.

Economic Dependence on Supply Agreements

Currently, the Company has entered into a limited number of supply or sales agreements for the sale of its products. Until additional supply agreements are executed by the Company, the Company's revenues will be completely dependent on such agreements. If such agreements are terminated, or if less of the Company's product than anticipated is purchased pursuant to such agreements, this could have a material adverse impact on the Company's business, operations and results.

Legal proceedings and regulatory actions

Other than as set out below, the Company was not subject to any material legal proceedings during its most recently completed financial year, nor is the Company or any of its properties a party to or the subject of any such proceedings, and no such proceedings are known to be contemplated. The Company may be involved in routine, non-material litigation arising in the ordinary course of business, from time to time.

On January 29, 2021, the Company was served with a statement of claim issued by Graphene Composites Ltd (“Graphene Composites”).  In October 2024, Graphene Composites extended a without prejudice offer to settle their action against the Company and bring this matter to a close.  The settlement saw both parties discontinue their respective claims with prejudice basis.  Each side being responsible for their own costs associated with the action and counterclaim.  The Company did not accept the offer.  However, no further action has been taken by either side in this matter, and the Company considers the matter closed.

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There were no penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority during its most recently completed financial year, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Proposed Transactions

As is typical of rapidly growing companies, the Company is continually reviewing partnerships, potential merger, acquisition, investment and joint venture transactions and opportunities.

Employment Agreements

On November 25, 2025, the Company announced the appointment of Mohammed Jiwan as Chief Executive Officer ("CEO") and a director of the Company, effective December 1, 2025. During the three-month period ended June 30, 2026, the base salary for Mr. Jiwan under his employment agreement was set at $400,000 per annum.

The Company has an employment agreement with its Chief Financial Officer. During the three-month period ended June 30, 2026, the salary level for the individual pursuant to the employment agreement is $290,000 annually.

Contingent Liabilities

See "Legal proceedings and regulatory actions".

Material Accounting Policies

A detailed summary of all of the Company's significant accounting policies is included in Note 2 to the March 31, 2026, audited annual consolidated financial statements.

Internal Control over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with IFRS Accounting Standards.  Based on regular reviews of its internal control procedures an evaluation of the effectiveness of the Company's internal control over financial reporting was conducted as of June 30, 2026, based on the criterial described in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Changes to Internal Control over Financial Reporting

The Company is required to disclose herein any change in the Company's internal control over financial reporting that occurred during the three-month period ended June 30, 2026, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.  During the three-month period ended June 30, 2026 there have been no changes to the Company's internal controls over financial reporting that occurred, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers.  The Company's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of June 30, 2026.

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